Exhibit (e)(1)

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

This Compensation Discussion and Analysis provides information regarding the compensation of our Chief Executive Officer, Chief Financial Officer and the next three most highly compensated executive officers for 2013 (collectively, our “NEOs”), and describes the overall objectives of our compensation program, each element of compensation and key compensation decisions that the Compensation Committee of the Board (the “Compensation Committee”) has made under our compensation program and factors considered in making those decisions.

In 2013, our Say-On-Pay vote received overwhelming support with approximately 94% of shareholders voting in favor of our programs, which we believe evidences our shareholders’ support for our NEOs’ compensation arrangements, as well as our general executive compensation practices. We believe this strong support is the result of the Company’s executive compensation program being designed to align pay and performance and reflect market competitiveness and industry best practice.

Our 2013 Named Executive Officers

Christopher O’Kane

Group Chief Executive Officer

John Worth

Group Chief Financial Officer

James Few

Chief Executive Officer of Aspen Re and Aspen Bermuda Limited

Brian Boornazian

Chairman of Aspen Re

Mario Vitale

Chief Executive Officer of Aspen Insurance and President of Aspen U.S.

Reflecting the Compensation Committee’s desire to maintain strong programs aligned with our shareholders, the Compensation Committee carefully reviewed all elements of our current executive program to ensure overall design continues to support the Company’s financial, operational and strategic program. The Compensation Committee decided to retain the core design of our executive compensation program in the fiscal year 2013, as it believes the current compensation program design continues to properly reward our executives for their performance, motivate them to work towards achieving our long-term objectives, and strengthens the alignment of their interests with those of our shareholders. The Compensation Committee will continue to routinely evaluate and, as appropriate taking into account the views of our shareholders, enhance our compensation program.

Our Board of Directors unanimously recommends that shareholders vote “FOR” the approval of the compensation of our NEOs, as disclosed in this Proxy Statement. For more information, see Proposal 2 “Non-Binding Advisory Vote on Executive Compensation.”

2013 Performance Highlights

Despite a number of catastrophe losses in 2013, along with higher attritional losses than expected and a continued low interest rate environment, our results for 2013 were solid and in line with our business plans. The following table highlights our strong 2013 performance by setting forth the year-over-year comparison of some of our key financial metrics:

Key Metric (1)	2013	2012	2011
Net Income Return on Equity (excluding accumulated other comprehensive income)	11.7%	10.0%	(5.3)%

Operating Return on Equity	9.7%	8.5%	(3.4)%

Diluted Book Value per Share	$40.90	$40.65	$38.21

Diluted Book Value per Share (after adding back dividends) (2)	$41.61	$41.31	$38.81

Diluted Book Value per Share Growth (3)	6.2%	8.1%	(0.2)%

Combined Ratio	92.6%	94.3%	115.9%

Gross Written Premiums	$2.65Bn	$2.58Bn	$2.21Bn

Diluted Net Income (Loss) per Share	$4.14	$3.39	($1.88)

(1)	See Appendix A, “Reconciliation of Non-U.S. GAAP Financial Measures” for a reconciliation of Non-U.S. GAAP Financial Measures.
(2)	Change in diluted book value per share after adding back dividends represents the percentage increase in diluted book value per share plus the impact from dividends distributed in the period ($0.71 in 2013, $0.66 in 2012 and $0.60 in 2011).
(3)	For 2013, the diluted book value per share growth after adding back dividends was 2.4% and the annual growth in diluted book value per share test for purposes of the vesting condition of our performance shares was 6.2% after refinement by our Compensation Committee for the impact of the Perpetual Preferred Income Equity Replacement Securities (“the PIERS”) and share repurchases as discussed below under “-Elements of Compensation - Long-Term Equity Incentives.”

2013 Compensation Highlights

As our compensation programs are highly performance-based, our key compensation actions for 2013 reflect our solid financial performance. A substantial portion of total compensation awarded to our NEOs is performance-based and comprises both short-term annual bonus and long-term equity and performance shares.

•	Based on the bonus pool funding formula and taking into account performance throughout the year, the Compensation Committee approved an overall bonus pool funding of 92.8% of target.

•	Based on our net income return on equity performance (excluding accumulated other comprehensive income), which increased from 10.0% to 11.7% year over year, one-third of the 2011-2013 performance share cycle which was subject to a 2013 return on equity test vested at 117.0% of target.

•	Based on our annual growth in diluted book value per share (“BVPS”) test as refined, one-third of each of the 2012-2014 and 2013-2015 performance share cycles vested at 31.6%. See “- Executive Compensation - Long-Term Equity Incentives” below for additional information.

The following table illustrates the compensation decisions made for our NEOs in respect of performance in 2013.(1)

(1)	Represents base salary earned in the year, bonus, the average of the high and low share price on the date of grant for the performance shares and the closing share price on the date of grant for the restricted share units; excludes amounts set forth in the “All Other Compensation” column in the Summary Compensation Table under “- Executive Compensation” below. In respect of the performance shares granted in 2013, 31.6% of one-third of the grant has been earned based on our growth in diluted BVPS of 6.2% in 2013.

The Link Between Pay and Performance

Pay for Performance Programs

For 2013, we did not make significant changes to our executive compensation programs. In early 2012, our Compensation Committee undertook a comprehensive review of our performance-based pay programs and approved a number of changes thereby enhancing the link between pay and performance and balancing our performance and retention objectives. These changes were in line with our objectives and compensation philosophy and were therefore maintained for 2013.

Alignment of Pay and Performance

Each year, the Compensation Committee engages our independent advisor, Towers Watson, to conduct a review of the alignment between our pay and performance for our Chief Executive Officer as compared to our peers. The analysis was conducted over the five-year period from January 1, 2008 through December 31, 2012. Towers Watson reviewed the relative realizable pay of Mr. O’Kane as compared to key financial measures for our industry and shareholders, including total shareholder return, return on equity and BVPS. For the purposes of this analysis, realizable pay is defined as base salary, actual annual bonus paid and the current value of long-term incentives granted within the period (the value of restricted share units, and the in-the-money value of share options as of December 31, 2012 and any actual award earned or vested and issued under a performance plan).

The Compensation Committee believes that Mr. O’Kane’s realizable pay relative to peers was at a level that is supported by the Company’s relative performance measured by the selected key financial measures. It came to this conclusion when considering that both the Chief Executive Officer’s realizable pay and the composite performance, which reflects a straight average of the percentile rank for each of the three performance measures over the five-year period as discussed above, are at the fortieth (40th) percentile of our peers. Percentiles are measured from the lowest value to the highest value (100th percentile).

Our Executive Compensation Program and Philosophy

We encourage a performance-based culture throughout the Company, and at senior levels we have developed an approach to compensation that aligns the executive’s compensation with his or her performance and contribution to the results of the Company. Overall, our compensation programs are designed to link variable compensation to the achievement of the Company’s financial and strategic goals while meeting high governance standards and encouraging an appropriate level of risk. We seek to create a total compensation opportunity for NEOs with the potential to deliver actual total compensation at the upper quartile of peer companies for high performance relative to competitors and the Company’s internal business objectives.

The three elements of total direct compensation, base salary, annual bonus and long-term incentive awards, are balanced such that each executive has the appropriate amount of pay that is performance contingent and longer-term. This relationship is illustrated in the table below which shows each element of total target direct compensation for 2013 and demonstrates that a majority of the executive’s pay is delivered through performance-based compensation with a significant portion realized over more than one year.

Equity awards in particular are intended to encourage aligning executive interests with those of our shareholders over the long-term. The following table highlights each element of total target direct compensation for 2013:

		Mix of 2013 Total Target Direct Compensation
Compensation Element	Key Philosophical Underpinning	Chief Executive Officer	Average Other Continuing NEOs
Base Salary	• Attract and retain key talent • Provide financial certainty and stability	17%	24%

Annual Cash Incentive	• Incentivize and motivate executives to meet or exceed our short-term business and financial objectives • Promote team orientation by encouraging participants in all areas of the Company to work together to achieve common Company goals	29%	29%

Long-Term Incentive (Performance Shares and Restricted Share Units)	• Incentivize and motivate executives to achieve key long-term business priorities and objectives • Align executives’ interests with shareholders’ interests • Foster a long-term focus to increase shareholder value • Attract and retain key talent • Encourage executive share ownership	54%	47%

We also provide our NEOs with employee benefits and perquisites and severance and change of control benefits.

Compensation Element	Key Philosophical Underpinning
Benefits and Perquisites

•    Attract and retain key talent

•    Provide for safety and wellness of executives

•    Provide financial security for retirement

•    Enhance executive productivity

•    Provide certain expatriate relocation needs as well as specific local market practices that are competitive

Severance and Change of Control Benefits

•    Attract and retain key talent

•    Provide financial security in the event of termination

•    Allow our executives to continue to focus their attention on our business operations in the face of the potentially disruptive impact of a change of control transaction and allow our executives to assess potential strategic actions objectively without regard to the potential impact on their own job security

All elements of total compensation are considered together rather than considering each element in isolation. This process ensures that judgments made in respect of any individual element of compensation are taken in the context of the total compensation that an individual receives, particularly the balance between base salary, annual incentives and long-term incentives.

Market Intelligence

A core principle of our compensation program and philosophy is that shareholders are best served when the compensation packages of senior executives are competitive but fair. By fair we mean that the executives will be able to understand that the compensation package reflects their market value and their personal contribution to the business. To ensure our compensation levels and programs are competitive with those companies for which we compete for talent, we review external market data including:

•       Research of peer company proxy and/or annual reports;

•       Publicly available compensation surveys from reputable survey providers;

•       Advice and tailored research from compensation consultants; and

•       Experience with recruiting senior positions in the marketplace.

We utilize a primary peer group for purposes of reviewing our executive compensation levels and programs. In addition, under certain circumstances, we may benchmark specific roles or review the practices of other companies called our “near” peer group. Our peer group reflects companies similar to us in terms of size and business mix and reflects those companies we compare to in terms of assessing our business performance. These peer groups are regularly reviewed and agreed upon by the Compensation Committee with consideration given to our business strategy and the advice of Towers Watson. No changes were made to the peer groups for 2013.

The Market for Talent

Our business model is unique in that we are a U.S.-listed company, domiciled in Bermuda but with significant operations in the U.K. As we employ senior executives in all three markets, our compensation plans strive to be considerate of the unique nature of these geographies. In addition, we operate in both the insurance and reinsurance businesses, whereas many of our competitors for executive talent focus on one primary business.

Peer Group

U.S. & Bermuda	U.K.
Allied World Assurance Company Holdings, AG	Amlin Plc

Alterra Capital Holdings Limited	Catlin Group Limited

Arch Capital Group Ltd.	Hiscox Ltd.

Axis Capital Holdings Limited

Endurance Specialty Holdings Ltd.

Everest Re Group, Ltd.

Validus Holdings, Ltd.

White Mountains Insurance Group, Ltd.

“Near” Peer Group

U.S. & Bermuda	U.K.
Montpelier Re Holdings Ltd.	Beazley Group Plc

PartnerRe Ltd.

Platinum Underwriters Holdings, Ltd.

RenaissanceRe Holdings Ltd.

Determining Individual Compensation Levels

Although Company results remain the focus of our performance-based programs, due to the highly volatile nature of our industry and the potentially significant external factors impacting our business, the Compensation Committee considers both quantitative as well as qualitative factors in making compensation determinations. In particular, the individual contributions of our executives are quite important in our business and therefore, may determine both the allocation of our bonus pool as well as individual long-term incentive grants each year.

Individual contributions to our corporate goals are taken into consideration through our annual appraisal process, whereby at the outset of each year objectives are established and achievement of these goals is assessed at the end of each performance year. For all NEOs, other than himself, the Chief Executive Officer provides recommendations to the Compensation Committee with regard to individual performance.

The following table outlines the 2012 and 2013 individual achievements for each NEO considered by the Compensation Committee in making the compensation determinations included in this disclosure. The 2012 achievements help determine any base salary increases and long-term incentive grants made in early 2013 and the 2013 individual achievements help to determine bonus amounts earned for performance in 2013 and paid in early 2014.

Executive	2012 Individual Achievements	2013 Individual Achievements
Christopher O’Kane

•    Achieved the 2012 business plan despite certain significant catastrophe losses that adversely impacted operating results.

•    Oversaw the streamline of the Management Information/planning process to create significant improvement in this area.

•    Despite delay to implementation for Solvency II achieved a strong performance in ensuring all aspects of the business were fully prepared for the impact of the Solvency II framework.

•    Oversaw and led thorough review of investment portfolio and strategy to enable a more robust view of the Company’s investment opportunities.

•    Achieved the 2013 business plan.

•    Established and implemented a program to enhance our return on equity consistent with our risk appetite.

•    Ensured strong cost controls were in place and identified actions to reduce our cost base.

•    Established Aspen Capital Markets to participate in the alternative reinsurance market.

•    Developed detailed business plans for each regional hub and identified and prioritized reinsurance growth opportunities by product and region.

•    Developed a CEO succession plan and revised operating management structure for Aspen Insurance.

• Achieved further U.S. insurance ‘build’ out through growth of net written premium. • Revitalised reinsurance segment through operational re-organization.

John Worth	N/A (Mr. Worth joined the Company on November 1, 2012.)

•    Introduced an expense initiative and began to make progress under the initiative.

•    Introduced levers for enhanced performance and implemented measures to improve return on equity and share price.

•    Executed successful share repurchases.

•    Successfully redeemed the PIERS and the 10 year senior notes due 2014 and helped to obtain attractive rates for the new debt and preference share issuances.

•    Enhanced monitoring against group and subsidiary capital and liquidity limits.

•    Reviewed, designed and implemented the revised investment management strategy to further increase investment income.

•    Created a finance leadership team to implement further development in the team.

Brian Boornazian

•    Ensured Aspen Re delivered on its 2012 business plan by ensuring Aspen Re performed in a year with difficult conditions and catastrophe events such as Costa Concordia and Superstorm Sandy. Also ensured that 100% of audits were satisfactory and that there were no compliance breaches in reinsurance.

•    Ensured a consistent and responsible underwriting approach in all areas of reinsurance for 2012.

•    Increased level of communication with investors.

•    Evaluated and re-established, where necessary, Aspen Re’s appetite for “near-term” catastrophe events.

•    Achieved moderate growth within the depth and breadth of relationships with existing clients and some expansion of the Aspen brand beyond Bermuda and the U.S.

•    Worked effectively as a senior executive member to build and instill the Aspen spirit across the business.

•    Ensured Aspen Re delivered on its 2013 business plan.

•    Successful development of U.S. agricultural unit, and Rock Re, our recent brokered property facultative unit focused on North America.

•    Ensured that 100% of audits were satisfactory and that there were no compliance breaches in reinsurance.

•    Helped to identify and establish business opportunities to further enhance growth.

•    Monitored key actions and initiatives to ensure that managers were accountable for the performance of the business in pursuing effective growth.

•    Worked with the Aspen Re Chief Underwriting Officer to ensure prudence across the business by prompting and challenging which risks should be managed through a rules based model and which require alternative approaches.

James Few

•    Worked effectively as a senior executive member to build and instil the Aspen spirit across the business.

•    Ensured that Aspen Re delivered on 2012 business plan during a difficult period of catastrophe loss and prolonged soft market in most lines of business.

•    Developed strong operational framework for Aspen Re through role integrations and changes.

•    Continued to work hard to promote Aspen Re in the market.

•    Ensured that Aspen Re delivered its 2013 business plan.

•    Identified and prioritized reinsurance growth opportunities by product and region over the next five years.

•    Established Aspen Capital Markets to develop Aspen Re’s role in alternative capital and established Aspen Re’s first sidecar.

•    Partnered with RMS as a Joint Development Partner to ensure that Aspen’s tools to manage catastrophe risk are at the forefront of industry standards.

•    Established an Aspen view of risk for all major perils and zones and incorporated knowledge gained from partnerships.

•    Re-examined and re-defined as necessary Aspen group catastrophe risk appetite.

•    Grew our presence in managed funds.

•    Continued to work towards a comprehensive 3 to 5 year strategic plan for Aspen Re in Asia, the Middle East and North Africa.

Mario Vitale

•    Worked towards achievement of Aspen U.S. insurance plan.

•    Achieved many operational enhancements for Aspen U.S. insurance, including improving compliance, governance and audit process efficiency and effectiveness. Updated and enhanced insurance business development strategy and supported enhancements to the IT platform.

•    Improvements to Aspen U.S. brand and customer client focus, including increased visibility of Aspen within the U.S. market through the shift of media relations from Group to U.S. insurance and encouraging and achieving strong participation in major industry events.

•    Recruited, identified and retained top talent, in addition to implementation of a comprehensive U.S. training schedule that tracks across all business areas.

•    Worked towards achievement of Aspen U.S. insurance plan which was profitable in each quarter in 2013.

•    Continued efforts to create a global insurance operating platform.

•    Promoted the Aspen U.S. brand with a customer client focus, including implementing more awareness and increased support through improved education and communication of customer, distribution and marketing initiatives and encouraging and achieving strong participation in major industry events.

•    Recruited, identified and retained top talent, and championed a performance management culture.

Based on Company performance, the performance of our business segments and teams as well as the achievement of individual objectives, the following table summarizes the key compensation actions made in 2013 for each NEO. Details of these actions are described in the section below.

Named Executive Officer	2013 % Salary Increase	2013 Actual Bonus Awarded	2013 Actual Bonus Awarded (% of Target)	Grant Date Fair Value of 2013 Performance Shares		Grant Date Fair Value of Restricted Share Units		Value of 2013 Performance Shares Earned (1)
Christopher O’Kane	5.8%	$1,180,577	75%	$1,785,365		$641,315		$262,856
John Worth	—	$488,062	80%	—	(2)	$675,065	(2)	—	(2)
James Few	3.0%	$1,040,000	120%	$877,016		$315,011		$129,135
Brian Boornazian	3.0%	$1,040,000	134%	$877,016		$315,011		$129,135
Mario Vitale	3.0%	$695,000	75%	$877,016		$315,011		$129,135

(1)	31.6% of one-third of the 2013 performance shares granted were eligible to be earned and “banked” based on the 2013 diluted BVPS growth test, as refined. See “-Long-Term Equity Incentives” below for additional information. Value based on closing price of $41.31 per share of the Company’s ordinary shares on December 31, 2013 as reported by the NYSE. All performance shares earned remain outstanding until the completion of a three-year service-vesting period.
(2)	Mr. Worth’s employment agreement provides that his full long-term equity incentive grant in 2013 be awarded solely in restricted share units with a value of not less than $750,000.

Elements of Compensation

Base Salary

Although base salary comprises a relatively small portion of our total target direct compensation pay mix for our NEOs, it remains a critical component of our pay program and allows us to attract and retain key talent.

Base salary is normally a fixed amount based on relevant market comparisons, and any increases to base salary for our NEOs are in part based on their performance and awarded at the discretion of the Compensation Committee based on the recommendations made by our Chief Executive Officer (other than with respect to himself). In the case of the Chief Executive Officer, the Chair of the Compensation Committee develops any recommended changes to base salary and is provided with information and advice by Towers Watson.

When reviewing base salaries, we consider numerous factors, including:

•	our goal to generally provide base salaries at the median of the relevant market for similar roles;

•	our overall merit increase budget;

•	the performance of the business and the executive;

•	the historical context of the executive’s compensation;

•	the importance and responsibilities of the role;

•	the experience, skills and knowledge brought to the role by the executive; and

•	the function undertaken by the role.

The annual salary review process is governed by an overall budget related to market conditions in the relevant employment markets and broader economic considerations. Our annual salary review process is not intended to be solely a “cost of living” increase or a contractual entitlement to salary increases. Within this overall governing budget, individual salary increases are discretionary, and take into account the above-mentioned factors and internal equity. We believe that this approach mitigates the risk associated with linking salary increases to short-term outcomes. In the last three years, the overall budget for salary increases averaged 3.0% per annum.

Base salary increases for our NEOs in 2013 generally reflect typical market movement, with the exception of Mr. O’Kane whose salary was increased to bring it closer to the median of the relevant market.

Each of our NEOs have employment agreements with the Company that specify their initial base salary. Generally, they are entitled to a review on an annual basis, with any changes effective as of April 1 of the relevant year. Even though we conduct an annual review of base salaries, we are not legally obligated to increase salaries; however, we are not contractually able to decrease salaries either.

The following table summarizes the 2013 base salary increases for our NEOs. For 2013, base salary increases for our NEOs were in line with our overall merit increase budget of 3%, other than for Mr. O’Kane whose salary increased by 5.8% to bring it closer to the median of the relevant market.

Named Executive Officer	2012 Annualized Base Salary (1)	2013 Annualized Base Salary (1)	% Increase
Christopher O’Kane (2)	$849,923	$899,473	5.8%
John Worth (2)	$610,077	$610,077	— (3)
James Few	$560,000	$576,800	3.0%
Brian Boornazian	$560,000	$576,800	3.0%
Mario Vitale	$750,000	$772,500	3.0%

(1)	Represents salary rate at year-end of 2012 and 2013, respectively.
(2)	Compensation paid to Messrs. O’Kane and Worth was denominated in British Pounds. To demonstrate the quantum of salary increases, amounts for both 2012 and 2013 were converted into U.S. Dollars at the exchange rate of $1.5643 to £1, the average exchange rate for 2013.
(3)	Mr. Worth joined the Company in November 2012. As a result, he did not receive a salary increase during the annual salary review in early 2013.

Annual Cash Incentive

Our annual cash incentive program comprises a significant portion of our total direct compensation program and is a key element in measuring and rewarding performance in the short-term. Annual cash bonuses are intended to reward executives and other staff for consolidated annual performance, individual team results and individual achievements and contributions over the previous fiscal year.

Annual Incentive Pool Funding Components

Historically, our annual incentive pool was funded based on corporate performance against the Company’s operating return on equity. In early 2012, the Compensation Committee approved changes to our bonus pool funding mechanism to allow for a component of the bonus for our underwriting population to be funded equally based on corporate performance and team performance against return on allocated equity. The following table illustrates the weighting of each component for each our NEOs.

Executive Group	Corporate Funding	Team Funding
Chief Executive Officer	100%	—
Corporate Executive Committee Members (John Worth)	100%	—
Underwriting Executive Committee Members (Messrs. Boornazian, Few, and Vitale)	50%	50%

Pool Funding Measures and Achievement

Consistent with our historic practice, the corporate component of our annual incentive pool funding for 2013 is quantitative and was based on performance against the Company’s operating return on equity (including accumulated other comprehensive income) to better represent performance relative to the total ordinary shareholders’ accumulated investment in the business and retained earnings.

The Compensation Committee established the 2013 corporate operating return on equity (including accumulated other comprehensive income) bonus pool funding levels based on our business plan and an assessment of the investment and business cycle. The corporate component of the annual incentive pool is fully funded (100%) upon achievement of an operating return on equity of 8.5%, with 50% funding upon achieving an operating return on equity of 4.49% and 140% funding if we achieve an operating return on equity of 12.75%. For a reconciliation of return on equity to operating return on equity, see “Reconciliation of Non-GAAP Financial Measures” in Appendix A.

For 2013, our underwriting teams, including our NEOs responsible for an underwriting team or segment, had a portion of their bonus pool funding based on team return on allocated equity performance against plan. To determine the funding levels for each underwriting team, the Chief Executive Officer presented the Compensation Committee with a scorecard summarizing return on allocated equity performance against plan as well as other considerations pertinent for the Compensation Committee to review in making the pool determination.

Based on the bonus pool funding formula and taking into account performance throughout the year, the Compensation Committee approved an overall bonus pool funding of 92.8% of target.

Bonus Potential and Actual Award Levels

Each eligible employee is allocated a ‘bonus potential’ which expresses the amount of bonus they should expect to receive if the Company, the team to which they belong and they as individuals perform at target. While individual bonus potentials are not capped, there is a cap on the total bonus pool funding in any one year.

Once the bonus pool is established, underwriting and functional teams are allocated portions of the bonus pool based on team performance as assessed by the Chief Executive Officer, considering both quantitative and qualitative performance and risk data. Individual bonuses are then allocated based on achievement against individual objectives set forth in the beginning of each year and evaluated during the annual performance review. Individual objectives may be qualitative and/or quantitative and may include financial goals, enhanced efficiencies and expense reduction, talent development or other strategic initiatives - but the process of determining individual bonuses is not formulaic. Individual objectives may change one or more times during the year in order to ensure they remain fair, relevant and responsive to the complex and dynamic nature of our business.

We believe that basing awards on a variety of factors diversifies the risk associated with any single indicator. In particular, individual awards are not tied to formulas, which we believe could focus executives on specific short term outcomes that might encourage excessive risk taking. In addition, through the exercise of prudent judgement, the Compensation Committee may adjust awards as it deems appropriate.

Based on our financial performance during 2013, including our results in each of our insurance and reinsurance segments and our achievement of 2013 individual objectives, each as described above, as well as the Compensation Committee’s determination of the Company’s progress to date in executing its long-term goal to deliver enhanced returns to shareholders, the following table provides a comparison of bonus potential and actual awards for each NEO.

Named Executive Officer	2013 Bonus Potential		2013 Actual Bonus
	% of Base Salary	$ Value	% of Base Salary	$ Value	% of Bonus Potential
Christopher O’Kane	175	$1,574,077	131	$1,180,577	75
John Worth	100	$610,077	80	$488,062	80
James Few	150	$865,200	180	$1,040,000	120
Brian Boornazian	135	$778,680	180	$1,040,000	134
Mario Vitale	120	$927,000	90	$695,000	75

For 2013, Mr. Few’s bonus potential increased from 115% to 150% of his base salary, reflecting his added responsibilities and change in role.

Long-Term Equity Incentives

For our NEOs, long-term equity compensation reflects the largest single portion (54% of the mix in the case of the CEO and 47% in the case of the other NEOs) as well as the most critical component, of their total target direct compensation package.

In order to balance our performance and retention objectives as well as align our program with the types of programs offered at our peers, the Compensation Committee approved a portfolio approach to delivering equity for 2013. For our NEOs, the majority of the award, 75%, was delivered in the form of performance shares and the remaining 25% was delivered in time-based restricted share units. The mix is weighted so that a greater portion of our NEO’s long-term equity compensation is performance-based and aligned with our shareholders’ interests. The portion delivered in time-based restricted share units is intended to serve as an ongoing retention tool and a continuing link to shareholder value, given that the value of the restricted share units increase only to the extent that the Company’s share price increases. The portion delivered in performance shares deliver value to NEOs if the shares are earned over the performance period based on pre-determined financial metrics and the value of the performance shares is also linked to the value of the Company’s stock.

We believe this approach continues to strongly align the interests of our executives with those of our shareholders and serves as an effective retention tool.

2013 Grant

When making 2013 award determinations, the Compensation Committee considered many factors, including:

•	Cost and annual share usage;

•	Number of employees who will be participating in the plan;

•	Market data from competitors;

•	Individual achievements against objectives; and

•	Retention and motivation needs for key employees.

Grants of time-based restricted shares typically vest in three equal installments subject to continued service with the Company. Other than with respect to special equity awards that the Compensation Committee elects to grant from time to time, the Compensation Committee typically makes determinations with respect to and grants annual long-term equity compensation at its February meeting each year. The Compensation Committee anticipates granting 2014 long-term equity compensation and approving the vesting conditions for the portion of the 2012 and 2013 performance shares subject to performance vesting at its next regularly scheduled quarterly meeting following February.

The table below provides a summary of the equity awards made for each NEO in 2013:

Executive	Performance Shares		Restricted Share Units
	Target # of Shares Awarded	Grant Date Fair Value of Award	# of Shares Awarded	Grant Date Fair Value of Award
Christopher O’Kane	60,398	$1,785,365	20,218	$641,315
John Worth (1)	—	—	21,282	$675,065
James Few	29,669	$877,016	9,931	$315,011
Brian Boornazian	29,669	$877,016	9,931	$315,011
Mario Vitale	29,669	$877,016	9,931	$315,011

(1)	Mr. Worth’s employment contract, provides that his long-term incentive grant in 2013 would be awarded solely in restricted share units.

2013-2015 and 2012-2014 Performance Share Cycles

As part of its review of our current long-term incentive program, the Compensation Committee determined that the annual performance measure for the 2013 performance share grant which covers the 2013-2015 cycle would be based on annual growth in BVPS, which is consistent with the performance measure for the 2012 performance share grant which covers the 2012-2014 cycle.

The performance shares granted in 2012 and 2013 are subject to a three-year service vesting period with a separate annual growth in BVPS test for each calendar year during the vesting period (one-third of the award may be earned each calendar year). Any portion of the performance shares earned based on the BVPS growth is deemed “banked” or “earned” and issued following completion of the three-year service-vesting period.

To ensure that the Company performs consistently over the long-term, the maximum number of shares that may be earned with respect to a fiscal year will be limited to the “target” for such fiscal year if the average BVPS growth for such fiscal year and the immediately preceding fiscal year does not exceed the “threshold” average for that same period. However, if the Compensation Committee determines that performance may be due to circumstances outside of the executive’s control, such as rising interest rates and bond yields, they may in their discretion disregard this limitation and provide for an award above target.

The Compensation Committee establishes the annual growth in BVPS test, to the extent practicable, at the beginning of each fiscal year. For 2013, the performance criteria for the 2013 annual growth in BVPS test (for which one-third of the 2013-2015 and one-third of 2012-2014 performance share grants may be earned) is as follows:

Performance Level	2013 Growth in Book Value Per Share	Approximate Resulting Shares Earned (as a % of target) (1)
Threshold	5.0%	10.0%
Target	10.0%	100.0%
Maximum	20.0%	200.0%

(1)	Shares earned will be determined on a straight line basis between 10% and 100% if growth in BVPS is between threshold and target and between 100% and 200% if growth in BVPS is between target and maximum.

For purposes of the annual growth in the diluted BVPS test, diluted BVPS is defined as the diluted BVPS, after adding back dividends, as calculated in accordance with the accounting policies and definitions adopted for purposes of preparation of the Company’s annual audited financial statements. On February 5, 2014, the Compensation Committee refined the testing conditions of the performance share awards that were subject to the Company’s annual growth in BVPS test. The approval by the Compensation Committee refined (as permitted under the terms of the applicable award agreements) the definition of diluted BVPS for purposes of the annual growth in diluted BVPS test for 2013 to reflect (i) the impact of all of the Company’s 5.625% the PIERS retired during the second quarter of 2013 and (ii) the variance between the Company’s assumptions of the price at which it would execute its share repurchase program in 2013 against the price at which it actually repurchased its ordinary shares. As a result of the 28.8% increase in the Company’s share price in 2013, the Company purchased a smaller quantity of ordinary shares than anticipated, which adversely impacted the Company’s BVPS.

The Compensation Committee refined the testing conditions to ensure that the Company’s officers and employees would not be penalized as a result of (i) the increase in the Company’s ordinary share price, which benefited the Company and its shareholders, or (ii) the impact on the Company’s diluted BVPS due to the retirement of the PIERS. Each of these factors were regarded by the Compensation Committee as sufficiently unusual or outside the control of the Company’s management and therefore justified refining (as permitted under the terms of the applicable award agreements) the BVPS test applicable to the 2013 tested performance share awards. As a result, after consideration of all factors involved, including the importance of retaining key talent, the Compensation Committee believed it was appropriate to make the above-described refinements. The awards resulted in a vesting of 31.6% of one-third of each of the 2012 and 2013 performance share awards that are subject to the diluted BVPS test for 2013. We believe these refinements are in line with market acceptable practice. The Compensation Committee also considered a further proposal to refine the BVPS test for the impact of accumulated other comprehensive income during the year, but concluded that it would not do this for 2013 but would consider the matter further in establishing the 2014 vesting tests.

Outstanding Performance Share Plans: 2011-2013, 2012-2014 and 2013-2015 Cycles

The following table sets out the annual performance tests for the 2012 and 2013 performance share awards and the vesting results through 2013.

	2012	2013 (2)
Threshold Book Value per Share Growth (1)	5.0%	5.0%
Target Book Value per Share Growth (1)	10.0%	10.0%
Actual Book Value per Share Growth (1)	8.1%	6.2%
2012 Performance Share Awards	65.8%	31.6%
2013 Performance Share Awards	N/A	31.6%

(1)	Represents annual performance test; percentage to be applied to one-third of the original grant.
(2)	As discussed above, the growth in diluted BVPS test for 2013 was refined by the Compensation Committee.

Prior to 2012, our performance share awards were subject to an annual return on equity test. With respect to the 2011-2013 performance share cycles, one-third of the grant subject to our 2013 return on equity performance was earned at 117.0% of target, as illustrated below:

	2011	2012	2013
Threshold Return on Equity (1)	6.0%	5.0%	5.0%
Target Return on Equity (1)	11.0%	10.0%	10.0%
Actual Return on Equity (1)	(5.3)%	10.0%	11.7%
2011 Performance Share Awards (2)	—	100.0%	117.0%

(1)	Return on equity goals excludes accumulated other comprehensive income.
(2)	Represents annual performance test; percentage to be applied to one-third of the original grant.

2013 Actual Performance Shares Earned (Reflects Performance Share Cycles for 2011-2013, 2012-2014 and 2013-2015)

Based on 2013 return on equity performance (described above) for our 2011-2013 performance share cycle and the annual growth in BVPS test for our 2012-2014 and 2013-2015 performance share cycles, the NEOs earned the following shares in 2013. The shares earned under the 2011-2013 cycle have been issued and the shares earned under the 2012-2014 and 2013-2015 cycles have been “banked” or “earned” for issuance at the end of the applicable three-year service-vesting period:

	Cycle Based on Return on Equity Performance		Cycles Based on Book Value Per Share Performance
Named Executive Officer	2011 - 2013 Cycle		2012 - 2014 Cycle	2013 - 2015 Cycle
	# of Shares Earned (Based on 2013 Return on Equity Test Only)	Total # of Shares Earned and to be Issued	# of Shares Earned (Based on 2013 Book Value Per Share Test Only)	# of Shares Earned (Based on 2013 Book Value Per Share Test Only)
Christopher O’Kane	32,480	60,239	6,530	6,363
John Worth (1)	—	—	1,054	—
James Few	9,744	18,072	3,918	3,126
Brian Boornazian	9,744	18,072	3,918	3,126
Mario Vitale	12,352	22,908	3,918	3,126

(1)	Mr. Worth joined the Company in November 2012. His employment contract provides that his long-term incentive grant in 2013 would be awarded solely in restricted share units.

Share Ownership Guidelines and Policies

The Compensation Committee believes share ownership guidelines are a key vehicle for aligning the interests of management and the Company’s shareholders. Moreover, a meaningful direct ownership stake by our executive officers demonstrates to our investors a strong commitment to the Company’s success. Accordingly, on February 1, 2012, the Compensation Committee approved share ownership guidelines for the Chief Executive Officer, which require him to own Company ordinary shares valued at five times his base salary within five years of the approval of the guidelines (or, for any future Chief Executive Officer, within five years of becoming subject to the guidelines). Shares and equity awards issued or granted to the Chief Executive Officer by the Company prior to the approval of the guidelines are not taken into account for purposes of the guidelines.

On July 23, 2013, the Compensation Committee also approved share ownership guidelines for the Group Executive Committee, including our NEOs other than the Chief Executive Officer. The guidelines provide that members of the Group Executive Committee should seek to own Company ordinary shares valued at one times their base salary within one year of the approval of the guidelines, inclusive of shares and equity awards issued or granted to such members prior to the approval of the guidelines and taking into account the value of granted but unvested awards.

Other share ownership policies are intended to work in conjunction with our established “Policy on Insider Trading and Misuse of Inside Information,” which, among other things, prohibits “hedging” transactions designed to limit or eliminate economic risks to our executives from owning the Company’s ordinary shares, such as buying or selling puts or calls, pledging of shares, short sales and trading of Company shares on a short term basis, and pledging of shares as collateral for a loan or other extension of credit. The share ownership policies apply to all members of the Group Executive Committee and includes the following key principles:

•	all Company shares owned by Group Executive Committee members will be held in their own name or jointly with their spouse;

•	all Company shares owned by Group Executive Committee members should be held in a Merrill Lynch brokerage account or other Company approved broker;

•	executive directors should inform the Chief Executive Officer and the Chairman if they plan to trade Company shares, and should provide detailed reasons for the sale upon request;

•	other Group Executive Committee members should obtain permission to trade from the Chief Executive Officer and provide detailed reasons for the sale upon request;

•	the Compensation Committee will be informed on a quarterly basis of all trading of Company shares by all Company employees;

•	recommendation that sales by Group Executive Committee members be undertaken using previously adopted and approved Rule 10b5-1 trading programs, where possible, with the additional cost of administration connected with such trades to be paid by the Company;

•	Company shares may not be used as collateral for loans, purchasing of Company shares on margin or pledging Company shares in a margin account; and

•	the Chief Executive Officer should inform the Chairman of any decision to sell Company shares.

In reviewing any request to trade, the Chief Executive Officer will take into consideration:

•	the amount of Company shares that an executive holds, the duration of the period over which those shares have been held and the amount of Company shares being requested to be sold;

•	the nature of the role held by the executive;

•	any reasons related to hardship, retirement planning or divorce, among other things, that would require a sale of Company shares;

•	the history of trading by the executive;

•	the Company shares remaining after the sale; and

•	the market conditions and other factors which relate to the Company’s trading situation at the proposed time of sale.

Other Executive Benefits and Perquisites

We also maintain employee benefit programs for our NEOs and other employees. Our NEOs generally participate in our retirement and health and welfare benefits, including medical, dental and vision coverage and life and long-term disability insurance, as applicable, on the same basis as all of the other employees in their local jurisdiction, subject to satisfying any eligibility requirements and applicable local law. In addition, Mr. Boornazian is eligible for supplemental life and disability insurance. As additional recruitment incentives in respect of our hiring Mr. Vitale, we agreed to provide supplemental life and long-term disability benefits that are comparable to the coverage Mr. Vitale received from his prior employer.

Our NEOs that are benefit-eligible in the United States are eligible to participate, on the same basis as all our benefit-eligible U.S.-based employees, in a tax-qualified retirement savings plan that we sponsor in the United States that provides a cost-effective retirement benefit for all benefit-eligible U.S.-based employees. The Company makes profit sharing and matching contributions to the plan on behalf of the employees. In addition, certain of our NEOs are eligible to participate in retirement plans sponsored by us in a non-United States jurisdiction on the same basis as other employees in that jurisdiction. For a further discussion of our retirement benefit plans, see “Retirement Benefits” below. Mr. Vitale also participates in our Deferred Compensation Plan. The Deferred Compensation Plan was established primarily due to the limitations imposed on benefits payable under tax-qualified retirement plans by the U.S. Internal Revenue Code. Mr. Vitale was chosen to participate in the Deferred Compensation Plan in order to maintain the retirement benefits that were made available to him at his prior employer. On February 5, 2014, the Compensation Committee agreed to establish a non-qualified deferred compensation plan for the Company’s senior executives located in the United States, including Messrs. Boornazian and Vitale. It is anticipated that the Company or one of its affiliates will make annual contributions for those participating in this deferred compensation plan based on a formula determined by the Compensation Committee. Participants also will be permitted to elect to defer a portion of their compensation. It is anticipated that following the effective date of this plan, the Company will cease making contributions to Mr. Vitale’s current Deferred Compensation Plan and instead the Company will contribute to the newly established plan described above. For a further discussion of our Deferred Compensation Plan, see the “2013 Non-Qualified Deferred Compensation” table below.

The Company does not have a formal perquisite policy, although the Compensation Committee periodically reviews perquisites for our NEOs. Rather, there are certain specific perquisites and benefits with which the Company has agreed to compensate particular executives based on their specific situations. In particular, our Bermudian-based NEOs receive various perquisites provided by or paid by the Company given the unique challenges of the Bermuda market, including travel to and from the island and the cost of living and maintaining a residence, which are consistent with competitive practices in the Bermuda market and have been necessary for recruitment and retention purposes.

Housing Allowance. Non-Bermudians are restricted by law from owning certain property in Bermuda. This has led to a housing market that is largely based on renting to expatriates who work on the island. Housing allowances are a near universal practice for expatriates and also for some local Bermudians in key positions. We base our housing allowances on market information available through local benefits surveys and from information available from the housing market. The allowance is based on the level of the position compared with market data.

Club Membership. This benefit is provided to our Bermudian- and U.S.-based NEOs. It enables our NEOs to establish social networks with clients and executives in our industry in furtherance of our business.

Home Leave. This benefit is common practice for expatriates who are working outside of their home country. We believe that this helps the expatriate and his/her family keep in touch with the home country in respect of both business and social networks. Such a benefit is provided by other companies within our peer group, is necessary for both recruitment and retention purposes and is important for the success of the overseas assignment.

For more information regarding other executive benefits and perquisites, please see “-Summary Compensation Table” and the accompanying footnotes below.

EXECUTIVE COMPENSATION

The following table sets forth, for the years ended December 31, 2013, 2012 and 2011, the compensation paid or earned for services in all capacities to each of our NEOs:

2013 Summary Compensation Table (1)

Name and Principal Position	Year	Salary ($)(2)	Bonus($)(3)	Share Awards ($)(4)	Option Awards ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Christopher O’Kane,	2013	887,085	1,180,577	2,426,680	—	—	177,735	4,672,077
Group Chief Executive Officer (5)	2012	854,738	1,505,465	2,009,151	—	—	205,968	4,575,322
	2011	827,114	—	2,350,105	—	—	165,424	3,342,643

John Worth,	2013	610,077	488,062	675,065	—	—	107,780	1,880,984
Group Chief Financial Officer (6)	2012	103,006	380,328	416,862	—	—	16,481	916,677

James Few,	2013	572,600	1,040,000	1,192,027	—	—	352,271	3,156,898
Chief Executive Officer of Aspen	2012	548,750	966,000	1,205,476	—	—	340,908	3,061,134
Re and Aspen Bermuda (7)	2011	505,000	—	705,020	—	—	317,942	1,527,962

Brian Boornazian,	2013	572,600	1,040,000	1,192,027	—	—	47,920	2,852,547
Chairman of Aspen Re (8)	2012	555,000	831,600	1,205,476	—	—	36,059	2,628,135
	2011	530,000	—	705,020	—	—	35,559	1,270,579

Mario Vitale,	2013	766,875	695,000	1,192,027	—	—	61,218	2,715,120
Chief Executive Officer of Aspen	2012	750,000	450,000	1,205,476	—	—	64,172	2,469,648
Insurance, President of Aspen U.S. (9)	2011	588,462	900,000	2,918,713	—	—	1,176,457	5,583,632

(1)	Unless otherwise indicated, compensation payments paid in British Pounds have been translated into U.S. Dollars at the average exchange rate of $1.5643 to £1, $1.5847 to £1 and $1.6041 to £1 for 2013, 2012 and 2011, respectively.
(2)	The salaries provided represent earned salaries for the applicable fiscal year.
(3)	The amounts disclosed represent the amounts earned with respect to the applicable fiscal year, which amounts are typically paid in the first quarter following the end of each fiscal year. For a description of our bonus plan, see “Compensation Discussion and Analysis - Elements of Compensation - Bonus Potential and Actual Award Levels” above.
(4)	Consists of performance shares and/or restricted share units granted, as applicable. Valuation is based on the grant date fair values of the awards calculated in accordance with FASB ASC Topic 718, without regard to forfeitures related to service-based vesting conditions. The performance share awards’ potential maximum value, assuming the highest level of performance conditions are met, are $3,570,730, $1,754,031, $1,754,031 and $1,754,031 for Messrs. O’Kane, Few, Boornazian and Vitale, respectively. Mr. Worth was not granted any performance shares during 2013. Please refer to Note 17 of our consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2013, as filed with the SEC on February 20, 2014, for the assumptions made with respect to these awards. The actual value, if any, that an executive may realize from an award is contingent upon the satisfaction of the conditions to vesting in that award. Thus, there is no assurance that the value, if any, eventually realized by the executive will correspond to the amount shown.
(5)	Mr. O’Kane’s compensation was paid in British Pounds. With respect to “All Other Compensation” in 2013, this consists of cash payments of $177,735 in lieu of the Company’s contribution to the Aspen U.K. Pension Plan on his behalf as Mr. O’Kane opted out of the Aspen U.K. Pension Plan due to lifetime allowance limits. See “-Retirement Benefits” below for additional information.
(6)	Mr. Worth joined the Company effective November 1, 2012. Mr. Worth’s compensation was paid in British Pounds. With respect to “All Other Compensation” in 2013, this consists of cash payments of $107,780 in lieu of the Company’s contribution to the Aspen U.K. Pension Plan on his behalf as Mr. Worth opted out of the Aspen U.K. Pension Plan due to the lifetime allowance limits. See “-Retirement Benefits” below for additional information.

(7)	Mr. Few’s compensation was paid in Bermuda Dollars. With respect to “All Other Compensation” in 2013, this consists of (i) a housing allowance in Bermuda of $180,000, (ii) “home leave” travel expenses for Mr. Few and his family of $27,105, (iii) the employee’s portion of payroll tax which the Company pays on Mr. Few’s behalf in an amount equal to $39,375, (iv) club membership fees of $9,535, and (v) the Company’s contribution to the Aspen U.K. Pension Plan on Mr. Few’s behalf in an amount of $75,560 and cash payments of $20,696 in lieu of certain of the Company contributions to the Aspen U.K. Pension Plan on his behalf due to the annual allowance limits. See “-Retirement Benefits” below for additional information.
(8)	Mr. Boornazian’s compensation was paid in U.S. Dollars. With respect to “All Other Compensation” in 2013, this consists of (i) the Company’s contribution to the Aspen Insurance U.S. Services, Inc. 401(k) plan (consisting of profit sharing and matching contributions) on Mr. Boornazian’s behalf in the amount of $25,500 (see “-Retirement Benefits” below for additional information regarding the Aspen Insurance U.S. Services, Inc. 401(k) plan), (ii) additional premium paid of $1,076 for additional life insurance and $13,381 for additional disability benefits and (iii) club membership fees of $7,963.
(9)	Mr. Vitale joined the Company effective March 21, 2011. Mr. Vitale’s compensation was paid in U.S. Dollars. With respect to “All Other Compensation” in 2013, this includes (i) the Company’s contribution to the Aspen Insurance U.S. Services, Inc. Deferred Compensation Plan of $20,850 (see the 2013 Non-Qualified Deferred Compensation table below for additional information), (ii) a profit sharing and matching contribution to the Aspen Insurance U.S. Services, Inc. 401(k) plan on Mr. Vitale’s behalf in an amount of $25,500 (see “-Retirement Benefits” below for additional information regarding the Aspen Insurance U.S. Services, Inc. 401(k) plan), and (iii) additional premium paid of $5,190 for additional life insurance and $9,678 for additional disability benefits.

2013 Grants of Plan-Based Awards

The following table sets forth information concerning grants of options to purchase ordinary shares and other awards granted during the twelve months ended December 31, 2013 to each of the NEOs:

Name	Grant Date(1)	Approval Date(1)	Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Share Awards: Number of Shares or Units(4) (#)	Grant Date Fair Value of Share Awards(5) ($)
			Threshold (#)	Target (#)	Maximum(3) (#)
Christopher O’Kane	02/11/2013	02/07/2013	0	60,398	120,796		1,785,365
	02/11/2013	02/07/2013				20,218	641,315

John Worth	02/11/2013	02/07/2013				21,282	675,065

James Few	02/11/2013	02/07/2013	0	29,669	59,338		877,016
	02/11/2013	02/07/2013				9,931	315,011

Brian Boornazian	02/11/2013	02/07/2013	0	29,669	59,338		877,016
	02/11/2013	02/07/2013				9,931	315,011

Mario Vitale	02/11/2013	02/07/2013	0	29,669	59,338		877,016
	02/11/2013	02/07/2013				9,931	315,011

(1)	The Compensation Committee approves annual grants at a regularly scheduled meeting. However, if such a meeting takes place while the Company is in a close period (i.e., prior to the release of our quarterly or yearly earnings), the grant date will be the day on which our close period ends. The approval date of February 7, 2013 was during our close period, and therefore the grant date was February 11, 2013, the day our close period ended.

(2)	Under the terms of the 2013 performance share awards, one-third of the grant is eligible for vesting (or “banked”) each year based on growth in diluted BVPS (as adjusted to add back ordinary dividends to shareholders’ equity at the end of the relevant year). All shares eligible for vesting will vest and be issued following the completion of a three-year service-vesting period. For a more detailed description of our performance share awards granted in 2013, refer to “-Compensation Discussion and Analysis - Elements of Compensation - Long-Term Equity Incentives” above and “-Narrative Description of Summary Compensation and Grants of Plan-Based Awards - Share Incentive Plan - 2013 Awards” below.
(3)	Amounts represent 200% vesting for the entire grant, notwithstanding that only 31.6% of one-third of the performance share award is eligible for vesting based on our annual growth in diluted BVPS test for 2013, as discussed further above under “-Compensation Discussion and Analysis - Elements of Compensation - Long-Term Equity Incentives.”
(4)	For a description of our restricted share units, refer to “Narrative Description of Summary Compensation and Grants of Plan-Based Awards - Share Incentive Plan - Restricted Share Units” below.
(5)	Valuation is based on the grant date fair value of the awards calculated in accordance with FASB ASC Topic 718, without regard to forfeitures related to service-based vesting conditions, which is $29.56 for the performance shares granted to our NEOs on February 11, 2013 and $31.72 for the restricted share units granted to our NEOs on February 11, 2013. Refer to Note 17 of our consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2013, as filed with the SEC on February 20, 2014 for the assumptions made with respect to these awards. The actual value, if any, that an executive may realize from an award is contingent upon the satisfaction of the conditions to vesting in that award. Thus, there is no assurance that the value, if any, eventually realized by the executive will correspond to the amount shown.

Narrative Description of Summary Compensation and Grants of Plan-Based Awards

Share Incentive Plan

We have adopted the Aspen Insurance Holdings Limited 2003 Share Incentive Plan, as amended (the “2003 Share Incentive Plan”) to aid us in recruiting and retaining key employees and directors and to motivate such employees and directors. On April 24, 2013 shareholders approved the 2013 Share Incentive Plan (the “2013 Share Incentive Plan”), which replaced the 2003 Share Incentive Plan, which was due to expire in August 2013. The total number of ordinary shares that may be issued under the 2013 Share Incentive Plan is 2,845,683 (which included 595,683 shares available for grant under the 2003 Share Incentive Plan as of February 25, 2013). The number of ordinary shares that may be issued under the 2013 Share Incentive Plan is adjusted per the number of awards that may be forfeited under the 2003 Share Incentive Plan. The 2013 Share Incentive Plan, provides for the grant to selected employees of share options, share appreciation rights, restricted shares and other share-based awards.

Restricted Share Units. Prior to 2012, restricted share units were typically only granted to new employees as a replacement for awards forfeited from their prior employers. On February 1, 2012, the Compensation Committee approved as part of our long-term incentive program, the grant of restricted share units, which represented 25% of the annual incentive grants to our NEOs. These restricted share units vest in equal installments over a three-year service vesting period and may be accelerated in the event of the NEO’s death or disability. In respect of restricted share units granted as replacement for forfeiture from prior employers, vesting of a participant’s units may be accelerated, however, if the participant’s employment with the Company and its subsidiaries is terminated without cause (as defined in such participant’s award agreement), on account of the participant’s death or disability (as defined in such participant’s award agreement), or, with respect to some of the participants, by the participant with good reason (as defined in such participant’s award agreement). In accordance with the employment agreements of our senior executives, the vesting of restricted share units will also be accelerated upon certain terminations of employment within a certain period of a change in control. Mr. Worth was entitled to receive per his service agreement not less than $750,000 in restricted share units as part of the annual grant to executives in 2013.

Participants will be paid one ordinary share for each unit that vests as soon as practicable following the vesting date. Recipients of restricted share units generally will not be entitled to any rights of a holder of ordinary shares, including the right to vote, unless and until their units vest and ordinary shares are issued; provided, however, that participants will be entitled to receive dividend equivalents with respect to their restricted share units. Dividend equivalents will be denominated in cash and paid in cash if and when the underlying units vest.

2011 Performance Share Awards. On February 3, 2011, the Compensation Committee approved a grant of an aggregate of 853,223 performance share awards to our employees with a grant date of February 9, 2011. On March 21, 2011, an additional grant of 31,669 performance shares to our employees was approved and on May 2, 2011 an additional grant of 5,902 performance shares to our employees was approved. The performance shares are subject to a three-year service-vesting period. One-third of the 2011 performance share award will be eligible for vesting each year based upon a return on equity test for each year, and all shares eligible to vest will vest and be issuable only at the end of the three-year service-vesting period (where return on equity is calculated excluding accumulated other comprehensive income).

If the return on equity achieved in 2011 is:

•	less than 6%, then the portion of the performance shares subject to the vesting conditions would have been forfeited (i.e., one-third of the initial grant);

•	between 6% and 11%, then the percentage of the performance shares eligible for vesting would have been between 10% and 100% on a straight-line basis; or between 11% and 21%, then the percentage of the performance shares eligible for vesting would have been between 100% and 200% on a straight-line basis.

Based on the achievement of a negative return on equity of (5.3)% in 2011, one-third of the 2011 performance share award was forfeited.

At its meeting held on February 1, 2012, the Compensation Committee approved the vesting conditions for the portion of the 2011 performance share awards subject to 2012 performance testing. If the return on equity achieved in 2012 is:

•	less than 5%, then the portion of the performance shares subject to the vesting conditions will be forfeited (i.e. 33.33% of the initial grant);

•	between 5% and 10%, then the percentage of the performance shares eligible for vesting will be between 10% and 100% on a straight-line basis; or

•	between 10% and 20%, then the percentage of the performance shares eligible for vesting will be between 100% and 200% on a straight-line basis.

Based on the achievement of a 2012 return on equity (excluding accumulated other comprehensive income) of 10.0%, 100.0% of one-third of the 2011 performance share award is eligible for vesting.

At its meeting held on February 6, 2013, the Compensation Committee approved the vesting conditions for the portion of the 2011 performance share awards subject to 2013 performance testing. If the return on equity achieved in 2013 is:

•	less than 5%, then the portion of the performance shares subject to the vesting conditions in such year will be forfeited (i.e., one-third of the initial grant);

•	between 5% and 10%, then the percentage of the performance shares eligible for vesting will be between 10% and 100% on a straight-line basis; or

•	between 10% and 20%, then the percentage of the performance shares eligible for vesting will be between 100% and 200% on a straight-line basis.

Based on the achievement of a 2013 return on equity of 11.7%, 117.0% of one-third of the 2011 performance share award is eligible for vesting. As a result, the overall vesting percentage of the 2011 performance share awards over the three years was 72.3%.

Notwithstanding the vesting criteria for each given year, if in any given year, the shares eligible for vesting are greater than 100% for the portion of such year’s grant and the average return on equity over such year and the preceding year is less than the average of the minimum vesting thresholds for such year and the preceding year, then only 100% (and no more) of the shares will be eligible for vesting. Payment of shares eligible for vesting will occur as soon as practicable after the date the performance shares become vested.

The 2011 performance share awards vested upon filing of our Annual Report on Form 10-K for the year ended December 31, 2013 with the SEC on February 20, 2014.

2012 Performance Share Awards. On February 1, 2012, the Compensation Committee approved a grant of an aggregate of 334,125 performance share awards to our employees with a grant date of February 8, 2012. An additional grant to Mr. Worth of 10,006 performance share awards was approved with a grant date of November 1, 2012. The performance shares are subject to a three-year service-vesting period, and all shares eligible for vesting will vest and be issuable only at the end of the three-year period. One-third of the 2012 performance share award will be eligible for vesting each year based on growth in diluted BVPS, after adding back dividends. If the BVPS growth achieved in 2012 is:

•	less than 5%, then the portion of the performance shares subject to the vesting conditions will be forfeited (i.e., one-third of the initial grant);

•	between 5% and 10%, then the percentage of the performance shares eligible for vesting will be between 10% and 100% on a straight-line basis; or

•	between 10% and 20%, then the percentage of the performance shares eligible for vesting will be between 100% and 200% on a straight-line basis.

Based on the achievement of a BVPS growth in 2012 of 8.1%, 65.8% of one-third of the 2012 performance share award is eligible for vesting.

At its meeting held on February 6, 2013, the Compensation Committee approved the vesting conditions for the portion of the 2012 performance award subject to 2013 performance testing, which are the same as the vesting conditions for the portion of the 2012 performance award subject to 2012 performance testing described above. Based on the achievement of a BVPS growth of 6.2% in 2013, as refined by the Compensation Committee, 31.6% of one-third of the 2012 performance award is eligible for vesting. See “-Compensation Discussion and Analysis - Elements of Compensation - Long-Term Equity Incentives” above for additional information.

Notwithstanding the vesting criteria for each given year, if in any given year, the shares eligible for vesting are greater than 100% for the portion of such year’s grant and the average BVPS growth over such year and the preceding year is less than the average of the minimum vesting thresholds for such year and the preceding year (or, in the case of the 2012 portion of the grant, less than 5% of BVPS), then only 100% (and no more) of the shares will be eligible for vesting. Notwithstanding the foregoing, if in the judgment of the Compensation Committee, the main reason for the BVPS metric in the earlier year falling below the minimum threshold (or below 5% in the case of 2011 BVPS) is the impact of rising interest rates and bond yields, then the Compensation Committee may, in its discretion, disregard this limitation on 100% vesting.

2013 Performance Share Awards. On February 6, 2013, the Compensation Committee approved a grant of an aggregate of 250,066 performance share awards with a grant date of February 11, 2013. The performance shares are subject to a three-year service-vesting period, and all shares eligible for vesting will vest and be issuable only at the end of the three-year period. One-third of the 2013 performance-share awards will be eligible for vesting each year based on a growth in diluted BVPS, after adding back dividends. If the BVPS growth achieved in 2013 is:

•	less than 5%, then the portion of the performance shares subject to the vesting conditions will be forfeited (i.e., one-third of the initial grant);

•	between 5% and 10%, then the percentage of the performance shares eligible for vesting will be between 10% and 100% on a straight-line basis; or

•	between 10% and 20%, then the percentage of the performance shares eligible for vesting will be between 100% and 200% on a straight-line basis.

Based on the achievement of a BVPS growth of 6.2% in 2013, as refined by the Compensation Committee, 31.6% of one-third of the 2013 performance share award is eligible for vesting. See “-Compensation Discussion and Analysis - Elements of Compensation - Long-Term Equity Incentives” above for additional information.

Notwithstanding the vesting criteria for each given year, if in any given year, the shares eligible for vesting are greater than 100% for the portion of such year’s grant and the BVPS growth over such year and the preceding year is less than the average of the minimum vesting thresholds for such year and the preceding year (or, in the case of the 2013 portion of the grant, less than 5% of BVPS), then only 100%

(and no more) of the shares will be eligible for vesting. Notwithstanding the foregoing, if in the judgment of the Compensation Committee, the main reason for the BVPS growth metric in the earlier year falling below the minimum threshold (or below 5% in the case of 2012 BVPS) is the impact of rising interest rates and bond yields, then the Compensation Committee may, in its discretion, disregard this limitation on 100% vesting.

For purposes of the performance share awards granted in 2012 and 2013, BVPS is defined as diluted BVPS adjusted to add back ordinary dividends to shareholders’ equity at the end of the relevant year. On February 5, 2014, the Compensation Committee refined the definition of diluted BVPS for purposes of the 2013 BVPS growth test. See “- Compensation Discussion and Analysis - Elements of Compensation - Long-Term Equity Incentives” above for additional information.

        Employment-Related Agreements

The following information summarizes the (i) service agreement for Mr. O’Kane, which commenced on September 24, 2004, (ii) service agreement for Mr. Worth, which commenced November 1, 2012, (iii) service agreement for Mr. Few, which commenced on March 10, 2005, (iv) employment agreement for Mr. Boornazian, which commenced on January 12, 2004 (as supplemented by addendum dated February 5, 2008 and as further amended effective October 28, 2008, December 31, 2008 and February 8, 2010) and (v) employment agreement for Mr. Vitale, which commenced March 21, 2011. Additional information regarding each of our NEO’s employment or service agreements is set forth further below in “Potential Payments Upon Termination or Change in Control.”

Christopher O’Kane. Mr. O’Kane entered into a service agreement with Aspen Insurance U.K. Services Limited and Aspen Holdings under which he has agreed to serve as Chief Executive Officer of Aspen Holdings and Aspen U.K. and a director of both companies, generally terminable upon 12 months’ notice by either party. Mr. O’ Kane’s contract was originally for a three-year period and renews automatically unless terminated. The agreement originally provided that Mr. O’Kane shall be paid an annual salary of £346,830 ($542,546), subject to annual review for increase. Mr. O’Kane’s service agreement also entitles him to participate in all management incentive plans and other employee benefits and fringe benefit plans made available to other senior executives or employees generally, including continued membership in the Company’s pension scheme, medical insurance, permanent health insurance, personal accident insurance and life insurance. The service agreement also provides for a discretionary bonus to be awarded annually as the Compensation Committee may determine. Mr. O’Kane’s current bonus potential is 175% of his salary. Effective April 1, 2013, Mr. O’Kane’s salary was increased to £575,000 ($899,473) from £543,325 ($849,923). Effective April 1, 2014, Mr. O’ Kane’s salary will be £600,000 ($938,580).

John Worth. Mr. Worth entered into a service agreement with Aspen Insurance U.K. Services Limited under which he agreed to serve as Chief Financial Officer of Aspen Holdings, generally terminable upon at least 12 months’ notice by either party. The agreement provides that Mr. Worth shall be paid an annual salary of £390,000 ($610,077), subject to annual review for increase. Mr. Worth’s service agreement also entitles him to participate in all management incentive plans and other employee benefits and fringe benefit plans made available to other senior executives or employees generally, including continued membership in the Company’s pension scheme and to medical insurance, permanent health insurance, personal accident insurance and life insurance. The service agreement also provides for a discretionary bonus, based on a bonus potential of 100% of salary which may be exceeded, to be awarded annually as the Compensation Committee may determine. During 2013, Mr. Worth’s salary remained at £390,000 ($610,077). Effective April 1, 2014 Mr. Worth’s salary will be £402,000 ($628,849).

Per his service agreement, Mr. Worth received $750,000 in restricted share units as part of the annual grant to executives in 2013, with any future participation subject to the discretion of the Chief Executive Officer and the Compensation Committee.

James Few. Mr. Few entered into a service agreement with Aspen Bermuda with effect March 10, 2005 under which he has agreed to serve as Head of Property Reinsurance and Chief Underwriting Officer of Aspen Bermuda. The agreement generally may be terminated upon at least 12 months’ notice by either party. Mr. Few currently serves as Chief Executive Officer of Aspen Bermuda and Chief Executive Officer of Aspen Re. The agreement originally provided that Mr. Few will be paid an annual salary of $400,000, subject to annual review. Mr. Few is also provided with an annual housing allowance of $180,000, two return airfares between Bermuda and the U.K. per annum for himself and his family and reasonable relocation costs. The agreement also entitles him to private medical insurance, permanent health insurance, personal accident insurance and life assurance. Under the agreement, Mr. Few remains a member of the Aspen U.K. Pension Plan. The service agreement also provides that Mr. Few is eligible to receive a discretionary bonus to be awarded at such times and at such level as the Compensation Committee may determine. On February 6, 2013, the Compensation Committee approved an increase in Mr. Few’s bonus potential from 115% to 150% of his salary reflecting his added responsibilities and change in role. Effective April 1, 2013, Mr. Few’s salary was increased to $576,800 from $560,000. Effective April 1, 2014, Mr. Few’s salary will be $600,000.

Brian Boornazian. Mr. Boornazian entered into an employment agreement with Aspen Insurance U.S. Services Inc. under which he has agreed to serve as President and Chief Underwriting Officer, Property Reinsurance, of Aspen Re America, Inc. for an initial three-year term, with annual extensions thereafter. Mr. Boornazian currently serves as Chairman of Aspen Re. The agreement originally provided that Mr. Boornazian will be paid an annual salary of $330,000, subject to review from time to time, as well as eligibility for a discretionary annual bonus, and shall be eligible to participate in all incentive compensation, retirement and deferred compensation plans available generally to senior officers. Mr. Boornazian is also entitled to supplemental life and disability coverage. Mr. Boornazian’s bonus potential was 135% of his salary for 2013. Effective April 1, 2013, Mr. Boornazian’s salary was increased to $576,800 from $560,000. Effective April 1, 2014 Mr. Boornazian’s salary will be $600,000.

Mario Vitale. Mr. Vitale entered into an employment agreement with Aspen Insurance U.S. Services Inc. under which he has agreed to serve as President of U.S. Insurance of Aspen Insurance for a one-year term, with annual extensions thereafter. Mr. Vitale became Chief Executive Officer of Aspen Insurance effective June 25, 2012. The agreement provides that Mr. Vitale is paid an annual salary of $750,000, subject to review from time to time, as well as eligibility for a discretionary annual bonus, based on a bonus potential of 120% of salary which may be exceeded. Mr. Vitale is eligible to participate in the Company’s long-term incentive plan and is eligible to receive annual grants pursuant to such plan in the discretion of the Co-Chief Executive Officer of Aspen Insurance at the time and the Compensation Committee, with a value of $850,000 per year. In 2011, Mr. Vitale also received an award of $2,276,000 in restricted share units, which vest over a three-year period. Mr. Vitale is eligible to participate in all incentive compensation, retirement deferred compensation and benefit plans available generally to senior officers, and is entitled to supplemental life and disability coverage. In addition, Mr. Vitale will be entitled to (i) participate in an arrangement whereby he will be eligible for certain retirement funding by Aspen Insurance U.S. Services Inc. for amounts that could not otherwise be contributed to the Aspen Insurance U.S. Services Inc. 401(k) plan due to applicable U.S. Internal Revenue Code limitations, (ii) relocation benefits, which included temporary housing for six months, and (iii) indemnification for damages and costs arising from any action by Mr. Vitale’s former employer relating to his employment with Aspen

Insurance U.S. Services Inc. (other than damages that arise out of willful malfeasance by Mr. Vitale). Effective April 1, 2013, Mr. Vitale’s salary was increased to $772,500 from $750,000. Effective April 1, 2014 Mr. Vitale’s salary will be $795,000.

The agreements for all our NEOs contain provisions relating to reimbursement of expenses, confidentiality, non-competition and non-solicitation. The employees have for the benefit of their respective beneficiaries life insurance (and in the case of Messrs. Boornazian and Vitale, supplemental life and disability insurance benefits).

Outstanding Equity Awards at 2013 Fiscal Year-End

The following table sets forth information concerning outstanding options to purchase ordinary shares and other outstanding share awards held by the NEOs as of December 31, 2013:

	Option Awards				Share Awards
Name	Year of Grant	Number of Securities Underlying Unexercised Options Exercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units That Have Not Vested (#)		Market Value of Shares or Units That Have Not Vested (1) ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market Value or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (1) ($)
Christopher O’Kane	2004	23,603	24.44	12/22/2014	—		—	—		—
	2006	87,719	23.65	02/16/2016	—		—	—		—
	2007	75,988	27.28	05/04/2014	—		—	—		—
	2011	—	—	—	60,239	(2)	2,488,473	—		—
	2012	—	—	—	34,290	(3)	1,416,523	20,663	(4)	853,589
	2013	—	—	—	26,581	(5)	1,098,061	40,265	(6)	1,663,347

John Worth	2012	—	—	—	6,613	(3)	273,167	3,335	(4)	137,769
	2013	—	—	—	21,282	(7)	879,159	—		—

James Few	2011	—	—	—	18,072	(2)	746,554	—		—
	2012	—	—	—	20,573	(3)	849,871	12,398	(4)	512,161
	2013	—	—	—	13,057	(5)	539,385	19,779	(6)	817,070

Brian Boornazian	2011	—	—	—	18,072	(2)	746,554	—		—
	2012	—	—	—	20,573	(3)	849,871	12,3980	(4)	512,161
	2013	—	—	—	13,057	(5)	539,385	19,779	(6)	817,070

Mario Vitale	2011	—	—	—	51,206	(2)(8)	2,115,320	—		—
	2012	—	—	—	20,573	(3)	849,871	12,398	(4)	512,161
	2013	—	—	—	13,057	(5)	539,385	19,779	(6)	817,070

(1)	Calculated based upon the closing price of $41.31 per share of the Company’s ordinary shares on December 31, 2013 as reported by the NYSE.
(2)	Under the terms of the 2011 performance share awards, one-third of the grant is eligible for vesting each year. All shares eligible to vest will vest following the completion of a three-year service-vesting period. If the return on equity (calculated excluding accumulated other comprehensive income) achieved in 2011 is:

•	less than 6%, then the portion of the performance shares subject to the vesting conditions would have been forfeited (i.e., one-third of the initial grant);

•	between 6% and 11%, then the percentage of the performance shares eligible for vesting would have been between 10% and 100% on a straight-line basis; or

•	between 11% and 21%, then the percentage of the performance shares eligible for vesting would have been between 100% and 200% on a straight-line basis.

If the return on equity (calculated excluding accumulated other comprehensive income) achieved in each of 2012 and 2013 is:

•	less than 5%, then the portion of the performance shares subject to the vesting conditions will be forfeited (i.e. 33.33% of the initial grant);

•	between 5% and 10%, then the percentage of the performance shares eligible for vesting will be between 10% and 100% on a straight-line basis; or

•	between 10% and 20%, then the percentage of the performance shares eligible for vesting will be between 100% and 200% on a straight-line basis.

Notwithstanding the vesting criteria for each given year, if in any given year, the shares eligible for vesting are greater than 100% for the portion of such year’s grant and the average return on equity over such year and the preceding year is less than the average of the minimum vesting thresholds for such year and the preceding year, then only 100% (and no more) of the shares will be eligible for vesting.

Amount represents (i) forfeiture in respect of one-third of the grant as our return on equity for 2011 was (5.3%), (ii) 100% of the performance shares becoming eligible to vest in respect of one-third of the grant as our return on equity (excluding other comprehensive income) for 2012 was 10.0% and (iii)117.0% of the performance shares becoming eligible to vest in respect of one third of the grant as our return on equity (excluding other comprehensive income) for 2013 was 11.7%. The performance shares vested and became issuable upon the filing of our Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on February 20, 2014.

(3)	Under the terms of the 2012 performance share awards, one-third of the grant is eligible for vesting each year. All shares eligible to vest will vest following the completion of a three-year service-vesting period.

If the growth in diluted BVPS, after adding back dividends, achieved in each of 2012 and 2013 is:

•	less than 5%, then the portion of the performance shares subject to the vesting conditions will be forfeited (i.e., one-third of the initial grant);

•	between 5% and 10%, then the percentage of the performance shares eligible for vesting will be between 10% and 100% on a straight-line basis; or

•	between 10% and 20%, then the percentage of the performance shares eligible for vesting will be between 100% and 200% on a straight-line basis.

Notwithstanding the vesting criteria for each given year, if in any given year, the shares eligible for vesting are greater than 100% for the portion of such year’s grant and the average BVPS growth over such year and the preceding year is less than the average of the minimum vesting thresholds for such year and the preceding year (or, in the case of the 2012 portion of the grant, less than 5% of BVPS), then only 100% (and no more) of the shares that are eligible for vesting in such year shall vest. Notwithstanding the foregoing, if in the judgment of the Compensation Committee, the main reason for the BVPS growth metric in the earlier year falling below the minimum threshold (or below 5% in the case of 2011 BVPS) is the impact of rising interest rates and bond yields, then the Compensation Committee may, in its discretion, disregard this 100% limitation on performance shares that may become eligible for vesting. All shares eligible for vesting will vest and become issuable following the completion of the three-year service vesting period, provided the NEO remains continuously employed through the issuance date. For purposes of the 2012 performance share awards, BVPS is defined as diluted BVPS adjusted to add back ordinary dividends to shareholders’ equity at the end of the relevant year.

Amount represents (i) 65.8% vesting in respect of one-third of the grant as our diluted BVPS growth after adding back ordinary dividends to shareholders’ equity at the end of the relevant year for 2012 was 8.1% and (ii) 31.6% vesting in respect of one-third of the grant as our diluted BVPS growth, as further refined and described above, at the end of 2013 was 6.2%. Figures provided also include unvested restricted share units granted on February 8, 2012, which vest in equal installments on February 8, 2014 and 2015.

	Portion of 2012 Performance Shares Earned Based on 2012 and 2013 Performance	2012 Unvested Restricted Share Units
Christopher O’Kane	20,126	14,164
John Worth	3,249	3,364
James Few	12,075	8,498
Brian Boornazian	12,075	8,498
Mario Vitale	12,075	8,498

(4)	Reflects 2012 performance shares, amount assumes a vesting of 100% for the remaining one-third of the grant.
(5)	Under the terms of the 2013 performance share awards, one-third of the grant is eligible for vesting each year. All shares eligible to vest will vest following the completion of a three-year service-vesting period.

If the growth in diluted BVPS, after adding back dividends, achieved in 2013 is:

•	between 5% and 10%, then the percentage of the performance shares eligible for vesting will be between 10% and 100% on a straight-line basis; or

•	between 10% and 20%, then the percentage of the performance shares eligible for vesting will be between 100% and 200% on a straight-line basis.

Notwithstanding the vesting criteria for each given year, if in any given year, the shares eligible for vesting are greater than 100% for the portion of such year’s grant and the average BVPS growth over such year and the preceding year is less than the average of the minimum vesting thresholds for such year and the preceding year (or, in the case of the 2013 portion of the grant, less than 5% of BVPS), then only 100% (and no more) of the shares that are eligible for vesting in such year shall vest. Notwithstanding the foregoing, if in the judgment of the Compensation Committee, the main reason for the BVPS growth metric in the earlier year falling below the minimum threshold (or below 5% in the case of 2012 BVPS) is the impact of rising interest rates and bond yields, then the Compensation Committee may, in its discretion, disregard this 100% limitation on performance shares that may become eligible for vesting. All shares eligible for vesting will vest and become issuable following the completion of the three-year service vesting period, provided the NEO remains continuously employed through the issuance date. For purposes of the 2013 performance share awards, BVPS is defined as diluted BVPS adjusted to add back ordinary dividends to shareholders’ equity at the end of the relevant year.

Amount represents 31.6% vesting in respect of one-third of the grant as our diluted BVPS growth after adding back ordinary dividends to shareholders’ equity at the end of 2013, and as further refined and described above, was 6.2%. Figures provided also include unvested restricted share units granted on February 11, 2013, which vest in one-third increments on February 11, 2014, 2015 and 2016.

	Portion of 2013 Performance Shares Earned Based on 2013 Performance	2013 Unvested Restricted Share Units
Christopher O’Kane	6,363	20,218
John Worth	—	21,282
James Few	3,126	9,931
Brian Boornazian	3,126	9,931
Mario Vitale	3,126	9,931

(6)	Reflects 2013 performance shares, amount assumes a vesting of 100% for the remaining two-thirds of the grant.
(7)	Reflects restricted share units granted on February 11, 2013. Mr. Worth was not granted any performance shares in 2013.
(8)	Includes restricted share units granted on March 21, 2011, with the final installment vesting on March 21, 2014.

2013 Option Exercises and Shares Vested

The following table summarizes share option exercises and share issuances by our NEOs during the twelve months ended December 31, 2013 (excluding any shares purchased under our employee share purchase plans):

	Option Awards		Share Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Christopher O’Kane	—	—	60,674	2,171,653	(2)
John Worth	—	—	1,683	59,629	(3)
James Few	140,606	1,907,453	17,647	630,726	(2)
Brian Boornazian	105,323	1,095,317	17,647	630,726	(2)
Mario Vitale	—	—	32,546	1,233,751	(4)

(1)	Value realized is calculated based on the closing price of an ordinary share as reported by the NYSE on the date of exercise less the exercise price. The amounts reflect the amount received upon exercise (gross of tax).
(2)

In respect of Messrs. O’Kane, Few and Boornazian, value realized represents their 2010 performance shares which vested on the date we filed our annual report on Form 10-K for the fiscal year ended December 31, 2012 (February 26, 2013). The market value was calculated based on the closing price of $35.84 on February 26, 2013 as reported by the NYSE. This also includes one-third of the restricted shares units granted to Messrs. O’Kane, Few and Boornazian on February 8, 2012 that vest on an annual basis on the anniversary of the grant date. The closing price on February 8, 2013 was $35.43 as reported by the NYSE. The amounts reflect the amount vested (gross of tax).
(3)	In respect of Mr. Worth, value realized represents one-third of the restricted share units granted November 1, 2012 that vest on an annual basis on each of February 8, 2013, 2014 and 2015. The closing price on February 8, 2013 was $35.43 as reported by the NYSE. The amounts reflect the amount vested (gross of tax).
(4)	In respect of Mr. Vitale, value realized represents one-third of the restricted share units granted on March 21, 2011 that vest in equal annual installments on each anniversary of the grant date. The closing price on March 21, 2013 was $38.28 as reported by the NYSE. This also includes one-third of the restricted share units granted to Mr. Vitale on February 8, 2012 that vest on an annual basis on the anniversary of the grant date. The closing price on February 8, 2013 was $35.43 as reported by the NYSE. The amounts reflect the amount vested (gross of tax).

2013 Non-Qualified Deferred Compensation

The following table shows the deferred compensation benefits accrued in respect of Mr. Vitale as of December 31, 2013:

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)		Aggregate Earnings in Last FY ($)		Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Mario Vitale	—	20,850	(1)	1,638	(2)	—	74,559	(3)

(1)	This amount is also reported in the “All Other Compensation” column of the Summary Compensation Table.
(2)	Account balances are currently credited with interest equal to the 90-day 3-month U.S. dollar-based London Interbank Offered Rate, as published by Thomas Reuters Corporation on the last business day of December, plus two percentage points. This amount does not represent above-market or preferential earnings and, therefore, this amount is not reported in the Summary Compensation Table.
(3)	This amount also includes $50,300 that was reported in the “All Other Compensation” column of the Summary Compensation Table in previous years.

In addition to the 401(k) plan operated in the U.S., we operate a Deferred Compensation Plan in order to provide Mr. Vitale, with supplemental retirement benefits. The Deferred Compensation Plan is put in place due primarily to the limitations imposed on benefits payable under tax-qualified retirement plans by the U.S. Internal Revenue Code. It is intended that the Deferred Compensation Plan, by providing this supplemental retirement benefit, will assist the Company in retaining Mr. Vitale.

Contributions to the Deferred Compensation Plan will be determined each year by the Compensation Committee. Contributions made may consist of matching contributions, profit sharing contributions, and other discretionary contributions as determined by the Compensation Committee. Matching contributions are made in order to equal the full amount of contributions that would have been made under the 401(k) plan, assuming the maximum amount of elective deferral contributions permitted were contributed, where the actual amount of matching contributions made was less than that maximum amount due to U.S. Internal Revenue Code limitations. Profit sharing contributions are made where the participant’s compensation in the prior calendar year is in excess of the compensation limits set forth under the U.S. Internal Revenue Code. A designated percentage of the value of compensation in excess of this limit is contributed as profit sharing. Contributions are subject to three-year cliff vesting.

Retirement Benefits

We do not have a defined benefit plan. Generally, retirement benefits are provided to our NEOs according to their home country.

United Kingdom. In the U.K. we have a defined contribution plan which was established in 2005 for our U.K. employees, called the Aspen U.K. Pension Plan. All permanent employees are eligible to participate in the Aspen U.K. Pension Plan. Messrs. O’Kane, Worth and Few were eligible to participate in the plan during 2013. Under the rules of the plan, participating employees are required to contribute 3% of their base salary into the plan. The employer contributions made to the pension plan are based on a percentage of base salary based on the age of the employee. There are two scales: a standard scale for all U.K. participants and a directors’ scale which applies to certain key senior employees. Messrs. O’Kane and Worth were paid employer contributions based on the directors’ scale.

Scale	Employee Contribution Percentage of Salary	Age of Employee	Company Contribution Percentage of Employee’s Salary
Standard Scale	3.0%	18 - 19	5.0%
	3.0%	20 - 24	7.0%
	3.0%	25 - 29	8.0%
	3.0%	30 - 34	9.5%
	3.0%	35 - 39	10.5%
	3.0%	40 - 44	12.0%
	3.0%	45 - 49	13.5%
	3.0%	50 - 54	14.5%
	3.0%	55 plus	15.5%

Director Scale	3.0%	20 - 24	7.0%
	3.0%	25 - 29	8.0%
	3.0%	30 - 34	9.5%
	3.0%	35 - 39	12.0%
	3.0%	40 - 44	14.0%
	3.0%	45 - 49	16.0%
	3.0%	50 - 54	18.0%
	3.0%	55 plus	20.0%

The employee and employer contributions are paid to individual investment accounts set up in the name of the employee. Employees may choose from a selection of investment funds although the day-to-day management of the investments is undertaken by professional investment managers. At retirement this fund is then used to purchase retirement benefits.

If an employee leaves the Company before retirement all contributions to the account will cease. If an employee has at least two years of qualifying service, the employee has the option of (i) keeping his or her account, in which case the full value in the pension will continue to be invested until retirement age, or (ii) transferring the value of the account either to another employer’s approved pension plan or to an approved personal pension plan. Where an employee leaves the Company with less than two years of service, such employee will be eligible to receive a refund equal to the part of their account which represents their own contributions only. This refund is subject to U.K. tax and social security. If an employee completes less than two years qualifying service, they have the option of transferring the full value of their pension account to any authorized pension arrangement that agrees to accept such payment, within three months of their leaving date.

In the event of death in service before retirement, the pension plan provides a lump sum death benefit equal to four times the employee’s basic salary, plus, where applicable, a dependent’s pension equal to 30% of the employee’s basic salary and a children’s pension equal to 15% of the employee’s basic salary for one child and up to 30% of the employee’s basic salary for up to three children, which is applicable for Messrs. O’Kane and Few. For permanent employees joining the plan from May 1, 2012, they are eligible to receive a lump sum death benefit equal to ten times the employee’s basic salary. This applies to Mr. Worth. The lump sum benefit is split between a registered policy (which insures amounts up to £1.2 million) with benefits in excess of this being insured under an excepted policy. The benefit is insured in this manner for tax purposes.

Changes in the rules regarding U.K. tax relief on pension contributions relating both to the total annual contribution amounts and to a “life-time” allowance limit have reduced the tax effectiveness of the defined scheme for some staff that have or may have either higher levels of contribution or higher levels of pension savings.

For those employees who would have employer pension contribution over the annual limit, we have agreed that we may pay them an annual lump sum (subject to statutory deductions) of the difference between the employer plan contribution rate and the annual contribution limit. For those employees who have or are likely to have total pension savings over the “life-time” allowance limit, we have agreed that they may elect to opt out of the pension plan, in which case we will pay them a monthly amount (subject to statutory deductions) equal to the employer pension contribution they would otherwise have received.

Messrs. O’Kane and Worth have opted out of the pension plan due to the likelihood that their total pension savings at retirement would otherwise be above the lifetime allowance limit. They therefore receive a payment in lieu of pension contribution subject to statutory deduction.

Mr. Few participates in the U.K. pension plan. As Mr. Few is paid in Bermudian Dollars, pension contributions are based on a U.K. notional salary which is reviewed on April 1st each year. The Company contribution is paid on the U.K. notional salary. As the level of company contribution exceeds the U.K. annual allowance limit, he receives a cash payment in lieu of part of the Company’s contribution.

The Company continues to review these arrangements in light of possible future legislation and regulation of U.K. pension schemes.

United States. In the U.S. we operate the Aspen Insurance U.S. Services, Inc. 401(k) plan. Employees of Aspen Insurance U.S. Services Inc. are eligible to participate in this plan. Messrs. Boornazian and Vitale participated in this plan in 2013. In addition they each received profit sharing and matching contributions as part of their pension contributions to them by the Company. Messrs. Boornazian and Vitale continue to participate in the 401(k) plan.

Participants may elect a salary reduction contribution into the 401(k) plan. Their taxable income is then reduced by the amount contributed into the plan. This lets participants reduce their current federal and most state income taxes. The 401(k) safe harbor plan allows employees to contribute a percentage of their salaries (up to the maximum deferral limit set forth in the plan). We make a qualified matching contribution of 100% of the employee’s salary reduction contribution up to 3% of their salary, plus a matching contribution of 50% of the employee’s salary reduction contribution from 3% to 5% of their salary for each payroll period. The employer’s matching contribution is subject to limits based on the employee’s earnings as set by the U.S. Internal Revenue Service annually. Participants are always fully vested in their 401(k) plan with respect to their contributions and the employer’s matching contributions.

Discretionary profit sharing contributions are made annually to all employees by Aspen Insurance U.S. Services Inc. and are based on the following formula:

Age of Employee	Contribution by the Company as a Percentage of Employee’s Salary
20 - 29	3.0%
30 - 39	4.0%
40 - 49	5.0%
50 and older	6.0%

Profit sharing contributions are paid in the first quarter of each year in respect of the previous fiscal year. The profit sharing contributions are subject to a limit based on the employee’s earnings as set by the U.S. Internal Revenue Service annually. The profit sharing contributions are subject to the following vesting schedule:

Years of Vesting Service	Vesting Percentage
Less than 3 years	0%
3 years	100%

Once the employee has three years of service, his or her profit sharing contributions are fully vested and all future contributions are vested.

Potential Payments Upon Termination or Change in Control

In respect of each of the employment or service agreements with Messrs. O’Kane, Boornazian, Few, Vitale and Worth:

(i)	in the case of Messrs. O’Kane, Few and Worth, employment may be terminated for cause if:

•	the employee becomes bankrupt, is convicted of a criminal offence (other than a traffic violation or a crime with a penalty other than imprisonment), commits serious misconduct or other conduct bringing the employee or the Company or any of its subsidiaries into disrepute;

•	the employee materially breaches any provisions of the service agreement or conducts himself in a manner prejudicial to the business;

•	the employee is disqualified from being a director in the case of Mr. O’Kane; or

•	the employee breaches any code of conduct or ceases to be registered by any regulatory body;

(ii)	in the case of Messrs. O’Kane and Few employment also may be terminated if the employee breaches a material provision of the shareholders’ agreement with the Company and such breach has a material adverse effect on the Company and its affiliates and is not cured by the employee within 21 days after receiving notice from the Company;

(iii)	in the case of Mr. Boornazian, employment may be terminated for cause if:

•	the employee’s willful misconduct is materially injurious to Aspen Re America Inc. or its affiliates;

•	the employee intentionally fails to act in accordance with the direction of the Chief Executive Officer or the Board of Aspen Insurance U.S. Services Inc. or Aspen Re America Inc.;

•	the employee is convicted of a felony or entered into a plea of nolo contendre;

•	the employee violates a law, rule or regulation that (i) governs Aspen Re America Inc.’s business, (ii) has a material adverse effect on Aspen Re America Inc.’s business, or (iii) disqualifies him from employment; or

•	the employee intentionally breaches a non-compete or non-disclosure agreement;

(iv)	in the case of Mr. Vitale, employment may be terminated for cause if:

•	the employee’s willful misconduct is materially injurious to Aspen Insurance U.S. Services Inc. or its affiliates;

•	the employee intentionally fails to act in accordance with the direction of the Chief Executive Officer of the Company or the Board of Directors of Aspen Insurance U.S. Services Inc. or the Company;

•	the employee is convicted of a felony or entered into a plea of nolo contendre;

•	the employee violates a law, rule or regulation that (i) governs the business of Aspen Insurance U.S. Services, Inc. (ii) has a material adverse effect on the business of Aspen Insurance U.S. Services, Inc., or (iii) disqualifies him from employment; or

•	the employee intentionally breaches a non-compete or non-disclosure agreement;

(v)	in the case of Messrs. O’Kane, Few and Worth, employment may be terminated by the employee without notice for good reason if:

•	the employee’s annual salary or bonus opportunity is reduced (provided, any such reduction must be material in the case of Mr. Worth);

•	there is a material diminution in the employee’s duties, authority, responsibilities or title, or the employee is assigned duties materially inconsistent with his position (or in the case of Mr. Worth, status);

•	the employee is removed from any of his positions (or in the case of Mr. O’Kane is not elected or re-elected to such positions);

•	an adverse change in the employee’s reporting relationship occurs in the case of Messrs. O’Kane and Few;

•	the employee is required to relocate more than 50 miles from the employee’s current office; or

•	provided that, in each case, the default has not been cured within 30 days of receipt of a written notice from the employee;

(vi)	in the case of Messrs. Boornazian and Vitale, employment may be terminated by the employee for good reason upon 90 days’ notice if:

•	there is a material diminution in the employee’s responsibilities, duties, title or authority;

•	the employee’s annual salary is materially reduced;

•	there is a material breach by the Company of the employment agreement; or

•	provided that, in each case, the default has not been substantially cured within 60 days’ of receipt of written notice from the employee;

(vii)	in the case of Mr. O’Kane, if the employee is terminated without cause or resigns with good reason, the employee is entitled (subject to execution of a release) to (a) salary at his salary rate through the date in which his termination occurs; (b) the lesser of (x) the target annual incentive award for the year in which the employee’s termination occurs, and (y) the average of the annual incentive awards received by the employee in the prior three years (or, number of years employed if fewer), multiplied by a fraction, the numerator of which is the number of days that the employee was employed during the applicable year and the denominator of which is 365; (c) a severance payment equal to two times the sum of (x) the employee’s highest salary during the term of the agreement and (y) the average annual bonus paid to the executive in the previous three years (or lesser period if employed less than three years); and (d) the unpaid balance of all previously earned cash bonus and other incentive awards with respect to performance periods which have been completed, but which have not yet been paid, all of which, other than the severance payments described in (c) above, shall be payable in a lump sum in cash within 30 days after termination. In the event the Company does not exercise its right to enforce garden leave under the agreement, fifty percent of the severance payments described in (c) above will paid to the employee within 14 days of the execution by the employee of a valid release and the remaining 50% will be paid in four equal quarterly installments during the 12 months following the first anniversary of the date of termination, conditional on the employee complying with the non-solicitation provisions applying during that period. In the event the Company exercises its right to enforce garden leave under the agreement, all amounts described in (c) above will be reduced by the amount of salary and bonus payments received by employee during the garden leave notice period and the remaining amounts will be paid in four equal quarterly installments during the 12 months following the termination date, conditional on the employee complying with the non-solicitation provisions applying during that period. In the event Mr. O’Kane’s employment is terminated due to his death, his estate or his beneficiaries, as the case may be, are entitled to the annual incentive award the employee would have been entitled to for the year in which the termination occurs, prorated based on the fraction of the year the employee was employed, and paid on the date it otherwise would have been paid. Under the terms of the award agreements, Mr. O’Kane’s restricted share units will vest on death or disability and any portion of the performance shares that have met their performance conditions but have not yet vested will also be paid;

(viii)	in the case of Mr. Worth, if the employee is terminated without cause or resigns with good reason, the employee is entitled (subject to execution of a release) to (a) salary at his salary rate through the date in which his termination occurs; (b) the lesser of (x) the target annual incentive award for the year in which the employee’s termination occurs, and (y) the average of the annual incentive awards received by the employee for the three completed years immediately prior to the year of termination (or, if less, the number of complete years employed, and for purposes of this provision the bonus received for the year ending December 31, 2012 is £390,000 ($610,077)), multiplied by a fraction, the numerator of which is the number of days that the employee was employed during the applicable year and the denominator of which is 365; (c) the sum of (x) the employee’s highest salary rate during the term of the agreement and (y) the average of the annual bonus awards received by employee for the three completed years immediately prior to the year of termination (or, if less, the number of complete years employed, and for purposes of this provision the bonus potential for the year ending December 31, 2012 being £390,000 ($610,077)) immediately prior to the year of termination; and (d) the unpaid balance of all previously earned cash bonus and other incentive awards with respect to performance periods which have been completed, but which have not yet been paid, all of which amounts shall be payable in a lump sum in cash within 30 days after termination. In the event that the employee is paid in lieu of notice under the agreement (including if the Company exercises its right to enforce garden leave under the agreement) the amounts described in (c) will be inclusive of the payments employee would have been entitled to during the garden leave notice period. In the event Mr. Worth’s employment is terminated due to his death, his estate or his beneficiaries, as the case may be, are entitled to the annual incentive award the employee would have been entitled to for the year in which the termination occurs, prorated based on the fraction of the year the employee was employed, and paid on the date it otherwise would have been paid. In addition, in the event of death, there will be the accelerated vesting of the restricted share units and performance shares that were granted to Mr. Worth on joining the Company in 2012. Also, under the terms of the award agreements, Mr. Worth’s restricted share units will vest on death or disability and any portion of the performance shares that have met their performance conditions but have not yet vested will also be paid;

(ix)	in the case of Mr. Few, if the employee is terminated without cause or resigns with good reason, the employee is entitled (subject to execution of a release) to (a) salary at his salary rate through the date in which his termination occurs; (b) the lesser of (x) the target annual incentive award for the year in which the employee’s termination occurs, and (y) the average of the annual incentive awards received by the employee in the prior three years (or, if less the number of prior years in which employee was employed), multiplied by a fraction, the numerator of which is the number of days that the employee was employed during the applicable year and the denominator of which is 365; (c) the sum of (x) the employee’s highest salary rate during the term of the agreement and (y) the average annual bonus awards received by the employee for the three years immediately prior to the year of termination (or, if less the number of prior years in which employee was employed); and (d) the unpaid balance of all previously earned cash bonus and other incentive awards with respect to performance periods which have been completed, but which have not yet been paid, all of which amounts shall be payable in a lump sum in cash within 30 days after termination. In the event that the employee is paid in lieu of notice under the agreement (including if the Company exercises its right to enforce garden leave under the agreement) the amounts described in (c) will be inclusive of the payments employee would have been entitled to during the notice period. In the event that Mr. Few’s employment is terminated due to his death, his estate or beneficiaries, as the case may be, are entitled to the annual incentive award the employee would have been entitled to for the year in which termination occurs, prorated based on the fraction of the year the employee was employed, and paid on the date it otherwise would have been paid. Under the terms of the award agreements, Mr. Few’s restricted share units will vest on death or disability and any portion of the performance shares that have met their performance conditions but have not yet vested will also be paid;

(x)	in the case of Mr. Vitale, if the employee is terminated without cause or resigns with good reason, the employee is entitled (subject to execution of a release) to (a) earned but unpaid salary through the date in which his termination occurs, payable within 20 days after the normal payment date; (b) a lump sum payment equal to the employee’s then current annual base salary, payable within 60 business days after the termination date, (c) a lump sum payment equal to the lesser of (x) the employee’s then current bonus potential or (y) the average actual bonus paid to employee during the three years immediately prior to the year of termination, payable within 60 business days after the termination date; (d) continued vesting, to the extent not already vested, of the restricted share units granted to the employee pursuant to his employment agreement and (e) any earned but unpaid prior year annual bonus, earned but unpaid equity and/or incentive awards, accrued but unpaid vacation days and unreimbursed business expenses, payable within 20 business days after the normal payment date. In the event Mr. Vitale’s employment is terminated due to his death or disability, the employee (or his estate or personal representative in the case of his death) is entitled to (i) a prorated annual bonus based on the actual annual bonus earned for the year in which the termination occurs, prorated based on the fraction of the year the employee was employed, and paid on the date bonuses are otherwise paid and (ii) immediate vesting, to the extent not already vested, and distribution of the restricted share units granted to the employee pursuant to his employment agreement. Under the terms of the award agreements, Mr. Vitale’s restricted share units will vest on death or disability and any portion of the performance shares that have met their performance conditions but have not yet vested will also be paid;

(xi)	in the case of Mr. Boornazian, if the employee is terminated without cause or resigns with good reason, the employee is entitled (subject to execution of a release) to (a) earned but unpaid salary through the date in which the termination occurs and earned but unpaid prior year annual bonus, payable within 20 days after the normal payment date; (b) the sum of (x) the employee’s highest salary during the term of the agreement and (y) the average annual bonus awards received by the employee for the three years immediately prior to the year of termination, payable in equal installments over the remaining term of the agreement, in accordance with regular payroll practices; and (c) a prorated annual bonus based on the actual annual bonus for the year in which the termination occurs, prorated based on the fraction of the year the employee was employed, and paid on the date bonuses are otherwise paid. In the event Mr. Boornazian’s employment is terminated due to his death, his estate or his beneficiaries, as the case may be, are entitled to the annual incentive award the employee would have been entitled to for the year in which the termination occurs, prorated based on the fraction of the year the employee was employed, and paid on the date it otherwise would have been paid. Under the terms of the award agreements, Mr. Boornazian’s restricted share units will vest on death or disability and any portion of the performance shares that have met their performance conditions but have not yet vested will also be paid; and

(xii)	in the case of Messrs. O’Kane, Worth, Few, Boornazian and Vitale, if the employee is terminated without cause or resigns for good reason in the six months prior to a change in control or the two-year period following a change in control, in addition to the benefits discussed above, all share options and other equity-based awards granted to the executive following the date of their employment or service agreement, as applicable, shall immediately vest and remain exercisable for the remainder of their terms. In addition, in the case of Mr. O’Kane, he may be entitled to certain excise tax gross-up payments in the event he is subject to an excise tax under Section 4999 of the U.S. Internal Revenue Code.

The following tables set forth the payments and benefits each of our NEOs would be entitled to receive if a termination of employment or a change in control of the Company had occurred on December 31, 2013. The calculations in the tables below do not include amounts our NEOs were already entitled to or vested in on December 31, 2013 or amounts under contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation in favor of executive officers and that are available generally to all of our salaried employees. All calculations in the tables below regarding the value of accelerated equity are based on the closing price of $41.31 per share of the Company’s ordinary shares on December 31, 2013.

	Christopher O’Kane (1)				John Worth (1)
	Total Cash Payout		Value of Accelerated Equity Awards		Total Cash Payout		Value of Accelerated Equity Awards
Termination without Cause (or other than for Cause) or for Good Reason	$4,176,681	(5)	$—		$1,830,231	(7)	$—

Death(2)	$1,574,077		$5,003,038		$610,077		$1,290,110

Disability(3)	$—		$5,003,038		$—		$1,152,300

Termination without Cause (or other than for Cause) or for Good Reason in connection with a Change in Control(4)	$4,176,681	(5)	$7,519,933	(6)	$1,830,231	(7)	$1,290,110	(8)

(1)	The calculation for the payouts for Messrs. O’Kane and Worth were converted from British Pounds into U.S. Dollars at the average exchange rate of $1.5643 to £1 for 2013.
(2)	In respect of death, the executives are entitled to a portion of the annual bonus they would have been entitled to receive for the year in which the date of death occurs. This amount represents 100% of the bonus potential for 2013.

In addition, performance shares that have already met their performance-vesting criteria but are not vested will immediately vest and be issued. For the avoidance of doubt, any performance shares that have not become eligible shares on or before the date of such termination of employment shall be forfeited on such date without consideration. All outstanding restricted share units which are not vested will accelerate and immediately vest. In the case of Mr. Worth, all performance shares granted to him in 2012 will vest in full.

(3)

In respect of disability, the executive would not be terminated based on disability, but would be entitled to continue to receive base salary for six months after which he would be entitled to long-term disability benefits under our permanent health insurance coverage. The amount of performance share awards that have already met their performance vesting criteria but have not vested yet would vest and be issued. For the avoidance of doubt, any performance shares that have not become eligible shares on or before the date of such termination of employment shall be forfeited on such date without consideration. All outstanding restricted share units which are not vested will accelerate and immediately vest.
(4)	If the employment of the above named executive officer is terminated by the Company without cause or by the executive officer with good reason (as described above and as defined in each of the individual’s respective employment agreement) within the six-month period prior to a change in control or within a two-year period after a change in control, in addition to the severance and benefits they would otherwise be entitled to, the named executive officer would also be entitled to receive accelerated vesting of outstanding equity awards. The occurrence of any of the following events constitutes a “Change in Control”: (A) the sale or disposition, in one or a series of related transactions, of all or substantially all, of the assets of the Company to any person or group (other than (x) any subsidiary of the Company or (y) any entity that is a holding company of the Company (other than any holding company which became a holding company in a transaction that resulted in a Change in Control) or any subsidiary of such holding company); (B) any person or group is or becomes the beneficial owner, directly or indirectly, of more than 30% of the combined voting power of the voting shares of the Company (or any entity which is the beneficial owner of more than 50% of the combined voting power of the voting shares of the Company), including by way of merger, consolidation, tender or exchange offer or otherwise; excluding, however, the following: (i) any acquisition directly from the Company, (ii) any acquisition by the Company, (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company, or (iv) any acquisition by a person or group if immediately after such acquisition a person or group who is a shareholder of the Company on the effective date of our 2003 Share Incentive Plan continues to own voting power of the voting shares of the Company that is greater than the voting power owned by such acquiring person or group; (C) the consummation of any transaction or series of transactions resulting in a merger, consolidation or amalgamation, in which the Company is involved, other than a merger, consolidation or amalgamation which would result in the shareholders of the Company immediately prior thereto continuing to own (either by remaining outstanding or by being converted into voting securities of the surviving entity), in the same proportion as immediately prior to the transaction(s), more than 50% of the combined voting power of the voting shares of the Company or such surviving entity outstanding immediately after such merger, consolidation or amalgamation; or (D) a change in the composition of the Board such that the individuals who, as of the effective date of the 2003 Share Incentive Plan, constitute the Board (such Board shall be referred to for purposes of this section only as the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that for purposes of this definition, any individual who becomes a member of the Board subsequent to the Effective Date, whose election, or nomination for election, by a majority of those individuals who are members of the Board and who were also members of the Incumbent Board (or deemed to be such pursuant to this proviso) shall be considered as though such individual were a member of the Incumbent Board; and, provided further, however, that any such individual whose initial assumption of office occurs as the result of or in connection with either an actual or threatened election contest or other actual or threatened solicitation of proxies or consents by or on behalf of an entity other than the Board shall not be so considered as a member of the Incumbent Board.
(5)

Represents the lesser of the target annual incentive for the year in which termination occurs and the average of the bonus received by Mr. O’Kane for the previous three years ($792,578) plus twice the sum of the highest salary rate during the term of the agreement ($1,798,945) and the average bonus actually earned during three years immediately prior to termination ($1,585,158). Mr. O’Kane’s service agreement includes provisions with respect to the treatment of certain payments in the event he is subject to an excise tax under Section 4999 of the U.S. Internal Revenue Code. As Mr. O’Kane is currently not a U.S. taxpayer, the above amounts do not reflect the impact of such provision.
(6)	Represents the acceleration of vesting in connection with a termination without cause or a resignation for good reason in the six months prior to a change in control or the two-year period following a change in control of: (i) the 2011 performance shares based on actual performance for 2011, 2012 and 2013, (ii) the 2012 performance shares earned based on actual performance for 2012 and 2013 and assumes 100% vesting for the remaining tranche subject to future performance, (iii) the outstanding 2012 restricted share units, (iv) the 2013 performance shares based on actual performance for 2013 and assumes 100% vesting for the remaining tranches subject to future performance and (v) the outstanding 2013 restricted share units. The amounts do not include vested and unexercised options. We have assumed that performance shares subject to future performance vest at 100% though we note that performance shares are eligible to vest at up to 200%.
(7)	Represents the lesser of the target annual incentive for the year in which termination occurs and the average of bonus received for the previous three years ($610,077). As Mr. Worth joined us in 2012, we have used his target bonus for purposes of this calculation. Mr. Worth is also entitled to the sum of the highest salary rate during the term of the agreement ($610,077) and the average bonus actually earned during the previous three years immediately prior to termination ($610,077) which, per his employment agreement, we have used his contractual entitlement for 2012 as Mr. Worth joined us in 2012.
(8)	Represents the acceleration of vesting in connection with a termination without cause or a resignation for good reason in the six months prior to a change in control or the two-year period following a change in control of: (i) the 2012 performance shares earned based on actual performance for 2012 and 2013 and assumes 100% vesting for the remaining tranche subject to future performance, (ii) the outstanding 2012 restricted share units and (iii) the outstanding 2013 restricted share units. We have assumed that performance shares subject to future performance vest at 100% though we note that performance shares are eligible to vest at up to 200%.

	James Few				Brian Boornazian				Mario Vitale
	Total Cash Payout		Value of Accelerated Equity Awards		Total Cash Payout		Value of Accelerated Equity Awards		Total Cash Payout		Value of Accelerated Equity Awards
Termination without Cause (or other than for Cause) or for Good Reason	$1,512,134	(4)	$—		$2,074,000	(6)	$—		$1,447,500	(7)	$1,168,990	(8)

Death(1)	$865,200		$2,135,810		$1,228,680		$2,135,810		$2,427,000		$3,504,575

Disability(2)	$—		$2,135,810		$4,732,800		$2,135,810		$2,854,500		$3,504,575

Termination without Cause (or other than for Cause) or for Good Reason in connection with a Change in Control(3)	$1,512,134	(4)	$3,465,041	(5)	$2,074,000	(6)	$3,465,041	(5)	$1,447,500	(7)	$4,833,807	(9)

(1)	In respect of death, the executives are entitled to a portion of the annual bonus they would have been entitled to receive for the year in which the date of death occurs. This amount represents 100% of the bonus potential for 2013. In the case of Mr. Vitale, he would also be entitled to $1,500,000 payable pursuant to his supplemental life insurance benefit. In the case of Mr. Boornazian, he would also be entitled to $450,000 payable pursuant to his supplemental life insurance benefit.

In addition, performance shares that have already met their performance-vesting criteria but have not vested yet would immediately vest and be issued. For the avoidance of doubt, any performance shares that have not become eligible shares on or before the date of such termination of employment shall be forfeited on such date without consideration. All outstanding restricted share units which are not vested will accelerate and immediately vest.

(2)	In respect of disability, Mr. Few would not be terminated based on disability, but would be entitled to continue to receive his salary for six months after which he would be entitled to long-term disability benefits under our health insurance coverage. In respect of Messrs. Boornazian and Vitale, they would be entitled to the pro rated annual bonus based on the actual bonus earned for the year in which the date of termination occurs. This amount represents 100% of their bonus potential for 2013. In addition, in respect of Mr. Boornazian, he would be entitled to receive a supplemental disability benefit of $3,954,120. In respect of Mr. Vitale, he would be entitled to $1,927,500 in benefits payable pursuant to his supplemental disability benefits. This amount is comprised of three separate policies and includes cover for temporary and permanent total disability benefits as well as catastrophic disability benefits. The amount payable under this policy has been discounted by a factor of 1.5% being the pro-rated rate between the 5-year and 10-year U.S. Treasury yield curve rates at December 31, 2013. The amount of performance share awards that have already met their performance-vesting criteria but have not vested yet would vest and be issued. For the avoidance of doubt, any performance shares that have not become eligible shares on or before the date of such termination of employment shall be forfeited on such date without consideration. All outstanding restricted share units which are not vested will accelerate and immediately vest.
(3)	See footnote 4 in prior table.
(4)	Represents the lesser of the target annual incentive for the year in which termination occurs and the average of Mr. Few’s bonuses for the previous three years ($467,667), plus the sum of the highest salary rate during the term of the agreement ($576,800) and the average bonus actually earned during the three years immediately prior to termination ($467,667).
(5)	Represents the acceleration of vesting in connection with a termination without cause or a resignation for good reason in the six months prior to a change in control or the two-year period following a change in control of: (i) the 2011 performance shares based on actual performance for 2011, 2012 and 2013, (ii) the 2012 performance shares earned based on actual performance for 2012 and 2013 and assumes 100% vesting for the remaining tranche subject to future performance, (iii) the outstanding 2012 restricted share units, (iv) the 2013 performance shares based on actual performance for 2013 and assumes 100% vesting for the remaining tranches subject to future performance and (v) the outstanding 2013 restricted share units. The amounts do not include vested and unexercised options. We have assumed that performance shares subject to future performance vest at 100% though we note that performance shares are eligible to vest at up to 200%.

(6)	Represents the sum of the highest base salary during the term of the agreement ($576,800), the average bonus actually earned during the three years immediately prior to termination ($457,200) plus Mr. Boornazian’s earned cash bonus for 2013 ($1,040,000).
(7)	Represents a lump sum equal to Mr. Vitale’s current base salary ($772,500) and the lesser of the target annual incentive for the year in which termination occurs and the average of the bonus received by Mr. Vitale for the previous three years ($675,000).
(8)	Represents the value of the unvested restricted share units granted on March 21, 2011, which will remain outstanding and continue to vest on their original vesting dates. Subject to continued employment (other than if terminated for cause), these restricted share units will vest on March 21, 2014.
(9)	Represents the acceleration of vesting, in connection with a termination without cause or a resignation for good reason in the six months prior to a change in control or the two-year period following a change in control of: (i) the 2011 performance shares based on actual performance for 2011, 2012 and 2013, (ii) the outstanding 2011 restricted share units granted to Mr. Vitale on joining us, (iii) the 2012 performance shares earned based on actual performance for 2012 and 2013 and assumes 100% vesting for the remaining tranche subject to future performance, (iv) the outstanding 2012 restricted share units, (v) the 2013 performance shares based on actual performance for 2013 and assumes 100% vesting for the remaining tranches subject to future performance and (vi) the outstanding 2013 restricted share units. We have assumed that performance shares subject to future performance vest at 100% though we note that performance shares are eligible to vest at up to 200%.

Summary of Non-Employee Director Compensation

Cash Fees. The compensation of non-employee directors is benchmarked against peer companies and companies listed on the FTSE 250, taking into account complexity, time commitment and committee duties. For 2013, the annual director fee was $50,000, plus a fee of $5,000 for each formal Board meeting or a gathering of the Board where attendance is expected (or single group of Board and/or committee meetings) attended by the director. For 2013, Mr. Jones, our Chairman, received an annual fee of £200,000 ($312,860), of which £60,000 ($93,858) was for his services as Chair of Aspen U.K. Directors who are executive officers of the Company are not paid additional compensation for serving as directors.

For 2013, the fees for Committee Chairs were as follows:

•	Audit Committee Chair - $30,000

•	Compensation Committee Chair - $15,000

•	Risk Committee Chair - $15,000

•	Corporate Governance and Nominating Committee Chair - $10,000

•	Investment Committee Chair - $10,000

Members of the Audit Committee (other than the Chair of the Audit Committee) also receive an additional $10,000 per annum for service on that Committee.

Messrs. Bucknall and Cormack and Ms. Hutter, who were also members of the board of directors of Aspen U.K., received an annual fee of £20,000 ($31,286) per annum for such service. The annual fee for serving on the Board of Aspen U.K. was increased to £30,000 ($46,929) effective May 23, 2013. Mr. Cormack also received a pro rata amount of an additional $25,000 for serving as the Chairman of the Audit Committee of Aspen U.K. through April 2, 2013. Effective March 15, 2012, the fees for serving on the board of directors of AMAL increased from £25,000 ($39,108) to £30,000 ($46,929) for Mr. Bucknall and from £30,000 ($46,929) to £35,000 ($54,751) for Ms. Hutter who acts as AMAL’s Chair. Mr. O’Flinn also receives $30,000 for serving on the board of directors of Aspen Bermuda and also received the pro rata fee of $10,000 for serving as the chair of Aspen Bermuda’s Audit Committee from September 23, 2013.

Equity Awards. Directors who are not employees of the Company, other than the Chairman, are entitled to an annual grant of $100,000 (calculated based on the closing share price on the date of grant) in restricted share units. Subject to the director remaining on the Board, one-twelfth (1/12) of the restricted share units are eligible to vest on each one month anniversary of the date of grant, with 100% of the restricted share units becoming vested on the first anniversary of the grant date. A portion of the shares that is eligible to vest following the final vesting date in the calendar year of the date of grant is delivered as soon as practicable thereafter and the remaining shares under the restricted share units are delivered on the first anniversary of the grant date. If a director leaves the Board for any reason other than “cause” (as defined in the award agreement), then the director would receive the shares under the restricted share units that had vested through the date the director leaves the Board.

Mr. Jones, our Chairman, received a grant of $500,000 (calculated based on the closing share price on the date of grant) in restricted share units for 2013. The Chairman is entitled to an annual grant of restricted share units of $500,000, although the Board retains the right to vary the yearly grant of restricted share units to the Chairman depending on market conditions, time commitment and performance of the Company. However, in no event will the Chairman receive a grant of less than $200,000 in restricted share units.

Non-Employee Director Share Ownership Guidelines. On July 24, 2013, the Board approved share ownership guidelines for the non-employee directors of the Company. These guidelines require all non-employee directors to own Company shares equivalent to the market value of four times their respective annual retainers (currently $50,000 per annum). In respect of the Chairman, the shareholding requirement is the equivalent to the market value of four times his annual fee to the Company. Non-employee directors may not sell Company shares until they have reached the required holding. Once non-employee directors have achieved the required holding they are expected to maintain a shareholding at this level at all times.

BENEFICIAL OWNERSHIP

The following table sets forth information as of February 24, 2014 (including, in this table only, options that would be exercisable by April 24, 2014) regarding beneficial ownership of ordinary shares and the applicable voting rights attached to such share ownership in accordance with our Bye-Laws by:

•	each person known by us to beneficially own approximately 5% or more of our outstanding ordinary shares;

•	each of our directors;

•	each of our named executive officers; and

•	all of our executive officers and directors as a group.

As of February 24, 2014, 65,161,103 ordinary shares were outstanding.

Name and Address of Beneficial Owner(1)	Number of Ordinary Shares(2)	Percentage of Ordinary Shares Outstanding(2)
BlackRock, Inc.(3) 40 East 52nd Street New York, NY 10022 U.S.A.	4,645,566	7.13%

FMR LLC (4) Maxwell Roberts Building, 1 Church Street, HM11, Bermuda	4,540,477	6.97%

The Vanguard Group (5) 100 Vanguard Boulevard Malvern, PA 19355 U.S.A.	3,616,900	5.56%

Dimensional Fund Advisors LP (6) Palisades West, Building One 6300 Bee Cave Road, Austin, TX 78746 U.S.A.	3,482,780	5.34%

Glyn Jones (7)	91,999	*

Christopher O’Kane (8)	376,621	*

John Worth (9)	5,457	*

James Few (10)	48,057	*

Brian Boornazian (11)	57,010	*

Mario Vitale (12)	14,588	*

Liaquat Ahamed (13)	19,227	*

Albert Beer (14)	9,722	*

Richard Bucknall (15)	25,380	*

John Cavoores (16)	17,899	*

Heidi Hutter (17)	61,598	*

Gordon Ireland (18)	2,837	*

Peter O’Flinn (19)	16,467	*

Ronald Pressman (20)	7,121	*

Gary Gregg (21)	7,410	*

Bret Pearlman (22)	1,449	*

All directors and executive officers as a group (22 persons)	895,266	1.37%

*	Less than 1%
(1)	Unless otherwise stated, the address for each director and officer is c/o Aspen Insurance Holdings Limited, 141 Front Street, Hamilton HM 19, Bermuda.
(2)	Represents the outstanding ordinary shares as at February 24, 2014, except for unaffiliated shareholders, whose information is disclosed as of the dates of their Schedule 13G noted in their respective footnotes. With respect to the directors and officers, includes ordinary shares that may be acquired within 60 days of February 24, 2014 upon (i) the exercise of vested options and (ii) awards issuable for ordinary shares, in each case, held only by such person. The percentage of ordinary shares outstanding reflects the amount outstanding as at February 24, 2014. However, the beneficial ownership for non-affiliates is as of the earlier dates referenced in their respective notes below. Accordingly, the percentage ownership may have changed following such Schedule 13G filings.

Our Bye-Laws generally provide for voting adjustments in certain circumstances.

(3)	As filed with the SEC on Schedule 13G on February 3, 2014 by BlackRock, Inc.
(4)	As filed with the SEC on Schedule 13G on February 14, 2014 by FMR LLC.
(5)	As filed with the SEC on Schedule 13G on February 13, 2014 by The Vanguard Group.
(6)	As filed with the SEC on Schedule 13G on February 10, 2014 by Dimensional Fund Advisors LP.
(7)	Represents 91,999 ordinary shares held by Mr. Jones. This amount does not include the grant of 13,590 restricted share units granted on February 10, 2014 of which 10/12th are issuable on December 31, 2014 and the remaining 2/12th are issuable on the one year anniversary of the grant date.
(8)	Includes 189,311 ordinary shares and 187,310 ordinary shares issuable upon exercise of vested options and are issuable, held by Mr. O’Kane.
(9)	Represents 5,457 ordinary shares, held by Mr. Worth.
(10)	Represents 48,057 ordinary shares held by Mr. Few.
(11)	Represents 57,010 ordinary shares held by Mr. Boornazian.
(12)	Represents 14,588 ordinary shares held by Mr. Vitale.
(13)	Represents 19,227 ordinary shares held by Mr. Ahamed. This amount does not include the grant of 2,718 restricted share units granted on February 10, 2014 of which 10/12th are issuable on December 31, 2014 and the remaining 2/12th are issuable on the one year anniversary of the grant date.
(14)	Represents 9,722 ordinary shares held by Mr. Beer. This amount does not include the grant of 2,718 restricted share units granted on February 10, 2014 of which 10/12th are issuable on December 31, 2014 and the remaining 2/12th are issuable on the one year anniversary of the grant date.
(15)	Represents 25,380 ordinary shares held by Mr. Bucknall. This amount does not include the grant of 2,718 restricted share units granted on February 10, 2014 of which 10/12th are issuable on December 31, 2014 and the remaining 2/12th are issuable on the one year anniversary of the grant date.
(16)	Represents 15,887 ordinary shares and 2,012 ordinary shares issuable upon exercise of vested options, held by Mr. Cavoores. This amount does not include the grant of 2,718 restricted share units granted on February 10, 2014 of which 10/12th are issuable on December 31, 2014 and the remaining 2/12th are issuable on the one year anniversary of the grant date.
(17)	Ms. Hutter, one of our directors, is the beneficial owner of 39,781 ordinary shares. As Chief Executive Officer of The Black Diamond Group, LLC, Ms. Hutter has shared voting and investment power over the 17,382 ordinary shares beneficially owned by The Black Diamond Group, LLC. The business address of Ms. Hutter is c/o Black Diamond Group, 515 Congress Avenue, Suite 2220, Austin, Texas 78701. Ms. Hutter also holds vested options exercisable for 4,435 ordinary shares. This amount does not include the grant of 2,718 restricted share units granted on February 10, 2014 of which 10/12th are issuable on December 31, 2014 and the remaining 2/12th are issuable on the one year anniversary of the grant date.

(18)	Represents 2,837 ordinary shares held by Mr. Ireland. This amount does not include the grant of 2,718 restricted share units granted on February 10, 2014 of which 10/12th are issuable on December 31, 2014 and the remaining 2/12th are issuable on the one year anniversary of the grant date.
(19)	Represents 16,467 ordinary shares held by Mr. O’Flinn. This amount does not include the grant of 2,718 restricted share units granted on February 10, 2014 of which 10/12th are issuable on December 31, 2014 and the remaining 2/12th are issuable on the one year anniversary of the grant date.
(20)	Represents 7,121 ordinary shares held by Mr. Pressman. This amount does not include the grant of 2,718 restricted share units granted on February 10, 2014 of which 10/12th are issuable on December 31, 2014 and the remaining 2/12th are issuable on the one year anniversary of the grant date.
(21)	Mr. Gregg was appointed to the Board on April 24, 2013. This amount represents 7,410 ordinary shares, of which 5,300 were purchased by Mr. Gregg. This amount does not include the grant of 2,718 restricted share units granted on February 10, 2014 of which 10/12th are issuable on December 31, 2014 and the remaining 2/12th are issuable on the one year anniversary of the grant date.
(22)	Mr. Pearlman was appointed to the Board on July 24, 2013. This amount represents 1,449 ordinary shares held by Mr. Pearlman. This amount does not include the grant of 2,718 restricted share units granted on February 10, 2014 of which 10/12th are issuable on December 31, 2014 and the remaining 2/12th are issuable on the one year anniversary of the grant date.